UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 19, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Reg. 2002/031431/06

Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MEDIA RELEASE:

SIBANYE GOLD INCREASES ITS INDUSTRY LEADING DIVIDEND, UNDERPINNED BY A SOLID OPERATING PERFORMANCE

Salient features for the six months ended 31 December 2014.

- Final dividend of 62 SA cents per share declared. Total annual dividend of 112 SA cents per share equivalent to a 3.7% dividend yield at 31 18 February 2015
- Gold production increased by 13% to 27,289kg (877,400oz), compared with the six months ended 31 December 2013
- Total cash cost of R298,520/kg (US$847/oz) and All-in sustaining cost of R376,687/kg (US$1,069/oz)
- R4.0 billion (US$364 million) operating profit

Westonaria, 19 February 2015: Consistent with its strategic positioning and commitment to return cash to shareholders in the form of meaningful dividends, Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) declared a final dividend of 62 SA cents per share for the six months ended 31 December 2014. The approximate R1 billion (112 SA cents per share) total dividend declared for 2014, which represents approximately 44% of Sibanye's 2014 normalised earnings, is equivalent to an industry leading 3.7% dividend yield at the closing price on 18 February 2015.

The dividend was underpinned by another solid operating performance from the Sibanye operations, which generated an operating profit of R4 billion for the six months ended 31 December 2014. Production increased by 13% for the six months ended 31 December 2014, to 27,289kg (877,400oz) compared with the same period in 2013, at a Total cash cost of R298,520/kg (US$847/oz) and a globally competitive All-in sustaining cost of R376,687/kg (US$1,069/oz). The integration of Cooke also saw Sibanye achieve its strategic objective of bringing lower grade gold resources to account through the production of by-product uranium. Sibanye is now well positioned to exploit extensive lower grade gold Resources and high grade uranium Resources at the Cooke operations profitably. Uranium production from Cooke continued uninterrupted from May 2014, resulting in a uranium inventory of approximately 180,000lbs of U_3O_8 at year-end.

Normalised earnings (from which dividends are calculated) for the six months ended 31 December 2014 decreased by 5% year-on-year, to R1.2 billion (US$106 million), primarily due to higher taxes and royalties paid for the year ended 31 December 2014. Annual normalised earnings declined by 3% to R2.3 billion (US$206 million). Normalised earnings exclude gains or losses on foreign exchange and financial instruments, non-recurring items and share of associates after royalties and tax and, as a result, tend to be more consistent than basic and headline earnings.

Neal Froneman, CEO of Sibanye, commenting on the results said: "2014 was a year of operational and financial consolidation for Sibanye. Our primary objective was to entrench the new operating model and operational structures, which had been successfully, implemented at the Beatrix, Driefontein and Kloof

www.sibanyegold.co.za

operations in 2013, whilst integrating the newly acquired Cooke Operation into the Group. We believe this has been successfully achieved and as a result, we are comfortable in forecasting higher levels of production in 2015 at similar costs, which will again underpin our benchmark dividend focus".

Gold production for the year ending 31 December 2015 is forecast to be between 50,000kg and 52,000kg (1.61Moz and 1.67Moz). Total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz), with   All-in sustaining cost forecast at between R380,000/kg (US1,055oz) and R395,000/kg (US$1,100/oz). Approximately 250,000lbs of by-product uranium production is forecast

Sibanye is addressing the risks that inconsistent and increasingly expensive power supplied by ESKOM poses to the sustainability of its operations. In order to mitigate the short term risk, Sibanye continues to work with ESKOM to manage and minimise the impact of load shedding on the operations, by implementing various pre-agreed actions to reduce consumption by the amount required by ESKOM. At this stage, there has been no material impact on the production forecast.

Discussing measures to reduce reliance on ESKOM in the longer term, Neal Froneman said: "In 2014 we completed a pre-feasibility study into the potential of solar power as an alternative source of electricity supply. We are contemplating a phased R3 billion investment, with involvement of financial partners, in establishing a solar photovoltaic generating plant with a peak generating capacity of 150 MW. This represents a substantial portion of Sibanye's overall 500MW power demand by 2017".

"Sibanye has also undertaken several studies into other alternative energy sources that we consider reliable and over which we will be able to exercise some control, such as coal fired power stations varying in size from 200MW to 600MW. We are also engaging with technology partners in order to develop a deeper insight into independent power generation" Froneman concluded.

Contact

James Wellsted
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za





A PROUDLY SOUTH AFRICAN MINING COMPANY

WESTONARIA 19 February 2015: Sibanye Gold Limited ("Sibanye") (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2014, and reviewed condensed, consolidated preliminary financial statements for the year ended 31 December 2014.

Salient features for the 12 months ended 31 December 2014

- Final dividend of 62 SA cents per share declared, resulting in a total annual dividend of 112 SA cents per share amounting to approximately R1 billion in cash returned to shareholders; equivalent to a 3.7% yield at 18 February 2015

Salient features for the six months ended 31 December 2014

- Gold production increased by 13% to 27,289kg (877,400oz) compared with the six months ended 31 December 2013
- Total cash cost of R298,520/kg (US$847/oz) and All-in sustaining cost of R376,687/kg (US$1,069/oz)
- R4.0 billion (US$364 million) operating profit
- Net debt of R1.5 billion (US$127 million) at 31 December 2014, resulting in a net debt to EBITDA ratio of 0.2 times

United States Dollars					Key Statistics			South African Rand				
Year ended		Six months ended						Six months ended			Year ended	
Dec 2013	Dec 2014	Dec 2013	Jun 2014	Dec 2014				Dec 2014	Jun 2014	Dec 2013	Dec 2014	Dec 2013
1,429.9	1,589.3	773.6	711.9	877.4	000'oz	Gold produced	kg	27,289	22,143	24,061	49,432	44,474
13,624	18,235	7,188	7,783	10,452	000ton	Ore milled	000ton	10,452	7,783	7,188	18,235	13,624
1,408	1,267	1,301	1,293	1,243	$/oz	Revenue	R/kg	437,979	443,865	420,423	440,615	434,663
92	73	85	76	70	$/ton	Operating cost	R/ton	763	815	852	785	879
766.5	690.3	398.7	326.6	363.7	$m	Operating profit	Rm	3,981.0	3,488.1	3,992.0	7,469.1	7,357.9
38	34	39	35	33	%	Operating margin	%	33	35	39	34	38
885	849	804	848	847	$/oz	Total cash cost	R/kg	298,520	291,212	259,919	295,246	273,281
1,148	1,071	1,043	1,070	1,069	$/oz	All-in sustaining cost	R/kg	376,687	367,322	336,848	372,492	354,376
18	15	20	17	14	%	AISC margin	%	14	17	20	15	18
176.3	143.3	144.8	49.9	93.4	$m	Basic earnings	Rm	1,018.8	532.7	1,402.4	1,551.5	1,692.4
27	17	20	6	10	c.p.s	Basic earnings	c.p.s	113	69	191	186	260
243.6	130.9	147.5	61.2	69.7	$m	Headline earnings	Rm	765.3	652.2	1,428.9	1,417.5	2,309.8
37	16	20	8	8	c.p.s	Headline earnings	c.p.s	85	84	195	170	355

Stock data for the six months ended 31 December 2014

Number of shares in issue		**JSE Limited – (SGL)**	
– at end of December	898,840,196	Price range per ordinary share	ZAR19.05 to ZAR29.52
– weighted average	898,520,432	Average daily volume	2,465,559
Free Float	100%	**NYSE – (SBGL); one ADR represents four ordinary shares**	
ADR Ratio	1:4	Price range per ADR	US$6.60 to US$10.98
Bloomberg/Reuters	SGLS / SGLJ.J	Average daily volume	916,644

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

"2014 was a year of operational and financial consolidation for Sibanye. Our primary objective was to entrench the new operating model and operational structures, which had been successfully implemented at the Beatrix, Driefontein and Kloof operations ("Beatrix, Driefontein and Kloof") in 2013, whilst integrating the newly acquired Cooke Operation ("Cooke") into the Group. At the same time, cognisant of the importance of ensuring the consistency and sustainability of our performance, we established dedicated internal capacity focused on securing the long term future of our company. A dedicated projects team is assessing all organic opportunities within the group while a new business development function was established to consider external, value accretive opportunities, ensuring that the operations focus on delivery. We have also established a Safe Technology function which will explore ways to modernise the operations, by using new technologies to improve working conditions and make the working environment safer for employees, while at the same time improving productivity and reducing costs.

Safety

Our focus on establishing a safe, production-friendly operating environment, through the ongoing implementation of our health and safety strategy and initiatives to reduce risk continues, as we strive towards our goal of Zero Harm. Following specific management intervention (mentioned in the September 2014 results report), Beatrix recorded a fatality free December 2014 quarter, with Driefontein and Kloof consecutively experiencing no fatalities for seven and six months respectively. Fatalities at Beatrix, Driefontein and Kloof were, as a result, lower year-on-year, with eight fatalities recorded during 2014, compared with nine during 2013. Cooke suffered a total of three fatal accidents during the seven months of incorporation into Sibanye. The majority of these incidents were a result of avoidable human error and the safety performance at Cooke is being addressed through ongoing implementation of Sibanye's safety management systems and practices.

Operating review

Sibanye achieved record quarterly gold production of 14,079kg (452,700oz) during the December 2014 quarter at a 5% lower All-in cost compared with the September 2014 quarter. Gold production from the Beatrix, Driefontein and Kloof operations for the same period increased by 5% to 12,108kg (389,300oz) with Total cash cost at R272,266/kg (US$756/oz) and All-in cost at R362,603/kg (US$1,007/oz), 8% and 4% higher, well below South African inflation and mining sector cost inflation.

Group gold production for the year ended 31 December 2014, was in line with guidance at 49,432kg (1.59Mozs). This is despite the loss of over 500kg (16,100oz) due to an underground fire at Driefontein early in the year and persistent ESKOM load shedding in the latter half of the December 2014 quarter. Total cash cost for the year of R295,246/kg (US$849/oz) and All-in sustaining cost of R372,492/kg (US$1,071/oz) were also in line with guidance, with annual increases maintained at well below historical mining inflation rates.

The original core operations, Beatrix, Driefontein and Kloof, produced 45,127kg (1.45Mozs) of gold during 2014, a 1.5% increase compared with 2013 annual production. Costs were well controlled, with Total cash cost of R285,716/kg (US$821/oz) and All-in cost of R367,722/kg (US$1,057/oz), 5% and 4% higher respectively, than during 2013. The production build-up at Cooke was slower than forecast, primarily due to underperformance at the Cooke 4 Section ("Cooke 4"), which resulted in the initiation of a Section 189 restructuring process. Cooke contributed 4,305kg (138,400oz) during the seven months of incorporation in Sibanye. Total cash cost and All-in cost for the Cooke operations were R395,168/kg (US$1,136/oz) and R461,045/kg (US$1,325/oz), respectively.

The integration of Cooke also saw Sibanye achieve its strategic objective of bringing lower grade gold resources to account through the production of by-product uranium. Sibanye is now well positioned to exploit extensive lower grade resources at the Cooke operations profitably. In addition, Sibanye will now be able to enter into long term uranium contracts as a result of the regular and consistent delivery of ammonium diuranate (U_30_8) to Nufcor. Uranium production from Cooke continued uninterrupted from May 2014, resulting in a uranium inventory of approximately 180,000lbs U_30_8 at year-end.

No uranium sales were made during the year. Uranium produced during 2014 was valued at R52 million (US$5 million) and carried as inventory on the balance sheet at the direct cost of production.

Cooke 4 restructuring

As announced on SENS on 2 February 2015, the Group successfully completed the Cooke 4 Section 189 consultation process and reached agreement with employees and organised labour on 12 November 2014, on implementing appropriate measures to minimise job losses and restore Cooke 4 to profitability.

Measures agreed to restore Cooke 4 to sustainable profitability included, *inter alia*: implementation of an alternative work cycle at Cooke 4; a reduction of 392 employees in the Cooke 4 mining employee complement (approximately 16% of a total of 2,403 employees); a reduction of 38 employees at the Ezulwini Plant (approximately 16% of a total of 238 employees); rationalisation of management structures at Cooke and a moratorium on strike action in support of wage increases in 2015.

The outcome of the retrenchment avoidance measures being implemented was that from a possible 1,776 employees at risk at Cooke 4, no forced retrenchments were implemented, with the required reduction in the employee complement primarily achieved through voluntary separation packages and voluntary early retirements. The alternative work cycle has been successfully implemented since 24 November 2014 and should result in better utilisation of the Cooke 4 asset, with the mine being worked Monday to Saturday (six days a week) every week, compared to the existing 11 shift fortnight arrangement (eleven shifts over fourteen days). The net result of the implementation of the alternative work cycle will be an additional 22 working shifts per annum. Importantly, an additional 213 jobs were saved due to additional employees required to accommodate the extra shifts.

This was a positive outcome for all parties involved and illustrates the significant benefits that can arise for the industry and all of its stakeholders from cooperative engagement between organised labour and business.

Financial review

The Sibanye operations generated an operating profit of R4 billion (US$364 million) for the six months ended 31 December 2014, which was the same as that achieved for the same period in 2013. Profit before non-recurring items of R1.5 billion (US$133 million) was 26% lower year-on-year, primarily as a result of the R330 million (US$30 million) share of losses reported by Rand Refinery following the difficulties it has been experiencing reconciling its inventory. Profit before taxation benefited from a R474 million (US$44 million) reversal of the impairment of the Beatrix West Section, which was partly offset by the R156 million (US$14 million) impairment of the Python processing plant where operations were suspended in July 2014.

Normalised earnings (from which dividends are calculated), exclude gains or losses on foreign exchange and financial instruments, non-recurring items and share of associates after royalties and tax, and as a result tend to be more consistent than basic and headline earnings. For the six months ended 31 December 2014 normalised earnings decreased by 5% year-on-year, to R1.2 billion (US$106 million) and for the year ended 31 December 2014, normalised earnings declined by 3% to R2.3 billion (US$206 million).

Cash generated by the operations for the six months ended 31 December 2014, of R3.8 billion (US$348 million) was consistent with the corresponding period in 2013. Net cash flow from operating activities was R1.6 billion (US$140 million), 47% lower year-on-year due to an increase in dividends, taxation and royalties paid, as well as higher working capital movements. The increase in tax and royalties was due to year end payments of R594 million (US$55 million).

The extra tax and royalty payment in December also affected Group net debt as at 31 December 2014. Net debt for the Group, excluding R1.1 billion (US$98 million) attributable to the Burnstone project which has no recourse to Sibanye's balance sheet, increased from R499 million (US$48 million) at 31 December 2013, to R1.5 billion (US$127 million) at 31 December 2014. This increase is post cash outflows of approximately R3.0 billion (US$278 million) in royalty, tax and dividend payments, the repayment of R2.3 billion (US$212 million) debt and the R415 million (US$40 million) purchase consideration for Witwatersrand Consolidated Gold Resources Limited ("Wits Gold"). The debt repayment included R616 million (US$58 million) debt associated with the Cooke Operations, R40 million (US$4 million) to settle an outstanding loan at Wits Gold and a further R900 million (US$83 million) reduction in Sibanye Group debt.

Dividend declaration

Consistent with Sibanye's strategic positioning and commitment to provide shareholders with meaningful dividends, the Board declared a final dividend of 62 SA cents per share for the six months ended 31 December 2014. The approximate R1 billion (112 SA cents per share) total dividend declared for 2014 is 22% higher than the dividend declared in 2013 and equivalent to an industry leading 3.7% dividend yield at 18 February 2015.

Projects[(1)]

During the year significant progress was made in reviewing and classifying all Group organic projects by the centrally managed Projects team which was established in mid-2014.

Following assessment and review, key projects have been identified and prioritised, with additional work required on others. Projects which have been reviewed include:

- **The Kloof 4 Shaft and Driefontein 5 Shaft below infrastructure projects**: pre-feasibility studies on the viability of accessing resources below current infrastructure, by means of the development of declines were completed in 2014. The pre-feasibility studies for both projects suggest robust economic returns that exceed the Group's internal investment hurdle rates. These projects have consequently been included in Group gold Reserves in 2015 and into the Life of Mine production plan. The below infrastructure projects add approximately 1.1Moz and 0.5Moz to the Driefontein and Kloof gold Mineral Reserves respectively. Additional detailed feasibility studies are scheduled for completion during Q2 2015.

- **The West Rand Tailing Retreatment Project**: a phased development approach has been adopted for this significant surface dump retreatment project. A detailed feasibility study, which is due for completion during Q1 2015, is specifically considering how to leverage available surface infrastructure, including existing surface gold plants at Driefontein and Kloof and uranium processing capacity at the Ezulwini plant, in order to generate early cash flow and enhance value.

- **The Burnstone project:** Capital expenditure of R286 million was approved by the Sibanye Board in 2014 to provide working capital, complete critical infrastructure at the Burnstone project and to complete a feasibility study. The infrastructure development, which commenced in July 2014 and is planned for completion in September 2015, involves two main areas of focus: completion of the shaft infrastructure and pumping facilities underground to allow dewatering. A feasibility study reviewing and assessing the viability of the entire project is well advanced and is on schedule for completion during Q2 2015. Revised geological modelling and mineral resource estimation underpinned an updated 8.9Moz gold Mineral Resource. This will form the base for the feasibility study and associated development and life of mine plan.

- **The Beatrix West Section, Beisa project**: a pre-feasibility study on this gold and uranium resource was completed in December 2014. Various regulatory approvals and permits are required before this project can be advanced. Applications for the various permits and approvals will commence during 2015 and ongoing optimisation and review of the pre-feasibility study will continue in parallel with the permitting process.

Reserves and Resources[1]

The acquisition of the Cooke and Wits Gold assets in mid-2014 was the primary reason for the substantial year-on-year increase in Sibanye's gold and uranium Mineral Reserves and Resources declared at 31 December 2014. Gold Mineral Resources and Reserves increased by 60% to 103.9Moz and 44% to 28.4Moz respectively. Uranium Resources increased three fold to 227.4Mlb and uranium Reserves increased by 137% to 102.5Mlb.

The increase in Group gold Reserves was further enhanced by an increase in underground gold Reserves at the Beatrix, Driefontein and Kloof operations. Gold Reserves at these operations increased by 11% to 21.9Moz (net of depletion in 2014), following the successful conclusion of feasibility studies on various organic underground growth projects at the operations, complemented by reductions in planning cut-off grades. This follows a 46% year-on-year increase to 17.9Moz at these operations in 2013, as a result of the successful application of Sibanye's operating model, which resulted in lower costs and cut-off grades at the operations. Cumulatively, this represents a 63% increase in gold Reserves, net of 2.9Moz of gold produced from the Beatrix, Driefontein and Kloof operations, since Sibanye listed in February 2013, significantly extending their operating lives. This is a remarkable outcome considering market perception at the time was that these operations had limited operating lives.

Sibanye will continue to review recently acquired and other organic growth projects in accordance with Group protocols and procedures, and consider possible synergies which may exist with its current operations

Stakeholder relations

We recognise the importance that all our stakeholders play in ensuring the sustainability of our business and our efforts are guided and underpinned by our vision of delivering superior value to all of our stakeholders through our culture of caring. Through continued delivery of this vision, we expect that our employees and communities will come to appreciate the importance that a profitable and sustainable business has for them and the other stakeholders who rely on the gold industry.

Electricity supply considerations

On listing in 2013, we stated that we would be exploring alternative sources of long term electricity supply in response to the risk that uncertain, inconsistent and increasingly expensive power supplied by the state owned power utility, ESKOM, posed to our current operations and future development. Ongoing delays at ESKOM's new capacity build projects and a lack of critical maintenance at its existing stations, has resulted in regular supply interruption, which is likely to continue for the foreseeable future.

Whilst we have identified and implemented numerous measures that have enabled us to reduce electricity consumption by approximately 20% since 2007, spiralling capital costs have led to rapidly escalating power costs for consumers as ESKOM has consecutively implemented punitive annual electricity tariff increases. Power costs as a percentage of operating costs at Sibanye, have swelled from approximately 9% in 2007 to a projected 20% in 2015.

In order to mitigate the short term risk, we have continued to work with ESKOM to manage and minimise the impact of load shedding on our operations. It was already clear in 2013 though, that security of electricity supply and rising costs would remain an issue for many years to come and in order to mitigate this risk, we began exploring a number of alternative supply options to reduce reliance on ESKOM.

In 2014 we completed a pre-feasibility study investigating the potential of solar power as an alternative source of electrical power. The pre-feasibility study confirmed that solar power provides an economically competitive solution to Sibanye's electricity requirements, which will partially insulate us from the effects of interruptions in ESKOM supply. We are contemplating a phased R3 billion investment, with involvement of financial partners, in establishing a solar photovoltaic generating plant with a peak generating capacity of 150MW. This represents a substantial portion of Sibanye's overall 500MW power demand, and will provide around 10% of our electrical energy requirements when averaged over the course of a day. A site large enough to host a 150MW installation with limited potential for other land use has been identified close to Driefontein. We intend to submit permitting applications early in 2015, and anticipate that we will be able to start independent generation of captive electricity for our operations during 2017.

Sibanye has undertaken several studies into other alternative energy sources that we consider reliable and over which we will be able to exercise some control. To this end, we are completing an in depth investigation into coal fired power stations varying in size from 200MW to 600MW. A key aspect of this will be ensuring reliable quality coal sources. We are also engaging with technology partners in order to develop a deeper insight into independent power generation. It is our intention to become fully independent of Eskom over the next few years, as this will make a material difference to production costs.

Outlook for 2015

Gold production for the year ending 31 December 2015 is forecast to be between 50,000kg and 52,000kg (1.61Moz and 1.67Moz). Total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz). All-in sustaining cost is forecast to be between R380,000/kg (US1,055oz) and R395,000/kg (US$1,100/oz), with All-in cost forecast to be between R385,000/kg (US$1,070/oz) and R400,000/kg (US$1,110/oz). Approximately 250,000lbs of by-product uranium production is forecast."

19 February 2015
Neal Froneman, Chief Executive Officer

(1) For further details relating to the Company's Mineral Resources and Mineral Reserves, please refer to the SENS Announcement of 2 February 2015, available on the Company's Website
https://www.sibanyegold.co.za/investors/news/sens, or at the following link:
https://trade.sharenet.co.za/feeds/share_performance/sens_display.php?user=sibanye&key=meeinr&year=2015&link=20150205145100@23

For the six months ended 31 December 2014 compared with the six months ended 31 December 2013

The financial results for the six months ended 31 December 2014 include combined production and costs from the Cooke operations acquired in the June 2014 quarter, and Beatrix, Driefontein and Kloof.

Revenue

Revenue is driven by the rand gold price and the level of gold produced and sold during the year.

Revenue increased by 18% to R11,952 million (US$1,093 million) for the six months ended 31 December 2014 from R10,116 million (US$1,007 million) for the comparable period in 2013. This was primarily due to a 13% increase in gold production from 24,061kg (773,600oz) to 27,289kg (877,400oz). On a like-for-like basis, excluding the contribution from Cooke, gold production was marginally lower period-on-period at 23,627kg (759,600oz), due to operational disruptions linked to intermittent power supply and lower yields at Driefontein.

The average rand gold price was 4% higher at R437,979/kg compared with R420,423/kg, despite a 4% decline in the average dollar gold price from US$1,301/oz to US$1,243/oz. Signs of an economic recovery in the United States of America and lower commodity prices contributed to the rand depreciating 9% from R10.05/US$ to R10.96/US$.

Cost of sales

Operating costs

The increase in Group operating costs from R6,124 million (US$608 million) to R7,971 million (US$729 million) was primarily due to the incorporation of the Cooke operations and higher underground production from Kloof, as well as reflecting the annual wage increase and higher electricity costs. Cooke added R1,452 million (US$134 million) to costs for the six months ended 31 December 2014. Despite the increase in absolute costs, the unit cost per ton milled decreased by 10% from R852/ton to R763/ton. Good cost control at Beatrix, Driefontein and Kloof is evident in the marginal year-on-year increase in costs to R866/ton at these operations.

Revenue from uranium sales will be credited to costs once sold, however, there were no sales during 2014.

Total cash cost and All-in cost was in line with forecast, at R298,520/kg (US$847/oz) and R382,550/kg (US$1,086/oz) respectively.

Amortisation and depreciation

Group amortisation and depreciation increased by 3% to R1,767 million (US$162 million). This increase was as a result of the incorporation of Cooke, which added R277 million (US$26 million) for the six months ended 31 December 2014. This increase was mostly offset by lower amortisation and depreciation from Driefontein as a result of the increase in declared gold Mineral Reserves early in 2014. Amortisation is calculated over the operating life and a units of production method is applied.

Operating margin

The Group operating margin decreased to 33% from 39%. The margin excluding Cooke was 37%.

Finance expenses

Finance expenses increased by 28% to R240 million (US$22 million) for the six months ended 31 December 2014, primarily due to a R44 million (US$4 million) increase in the environmental rehabilitation obligation accretion expense

and interest on the Burnstone debt of R39 million (US$4 million) partially offset by a decrease in interest paid following a reduction in gross debt.

Share of results of associates

The loss from share of results of associates for the six months ended 31 December 2014 of R322 million (US$30 million) was primarily due to additional share of losses of R330 million (US$30 million) relating to Sibanye's 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery").

Following the adoption of a new Enterprise Resource Planning ("ERP") system in 2013, Rand Refinery has been unable to reconcile its actual gold inventory against its accounting records. Despite various internal projects undertaken and external reviews by experts, the root cause of the imbalance has not yet been identified. The interim conclusion that Rand Refinery's management has reached is that the imbalance arises from an unaccounted processing inefficiency.

On 18 December 2014, Rand Refinery drew down under the terms of the shareholder loan, with Sibanye's proportional share being R385 million (US$33 million).

For additional information of Sibanye's investment in Rand Refinery and the loss, refer to note 2 on page 12 of this report.

Share-based payments

Share-based payments increased by 10% to R210 million (US$19 million) for the six months ended 31 December 2014. This was mainly due to the fair value of each option granted under the scheme increasing due to the appreciation in Sibanye's share price between the allocation and vesting dates.

The share-based payment expense for the six months ended 31 December 2014 predominantly relates to R129 million (US$12 million) (31 December 2013: R92 million (US$10 million)) of cash-settled share options (granted under the "Phantom Share Scheme") and R81 million (US$7 million) (31 December 2013: R99 million (US$9 million)) of equity-settled share options (granted under the Sibanye and Gold Fields Limited Share Plans).

Gain or loss on financial instruments

The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash-settled share options is included in the gain/(loss) on financial instruments in the income statement.

The net gain on financial instruments for the six months ended 31 December 2014 was R70 million (US$7 million) compared with a loss in the six months ended 31 December 2013 of R18 million (US$2 million). This consists of a fair value gain of R51 million (US$5 million) (31 December 2013: loss of R33 million (US3 million)) related to the Phantom Share Scheme options, a fair value gain of R3 million (US$nil million) (31 December 2013: Rnil (US$nil)) on investments under the environmental rehabilitation obligation funds and a gain of R16 million (US$2 million) (31 December 2013: R15 million (US$1 million)) relating to the financial guarantee liability.

Non-recurring items

Impairment

During the six months ended 31 December 2014 a decision was taken to impair the Python processing plant at Kloof by R156 million (US$14 million). The Python plant was decommissioned in July 2014 due to process design flaws.

Reversal of impairment

During the six months ended 30 June 2013, the Beatrix West Section was impaired following a fire impacting its future commercial viability.

During the second half of the year Beatrix West underwent a restructuring process and has subsequently returned to profitability. As a result a decision was taken to reverse the impairment by R474 million (US$44 million).

Restructuring costs

Significant restructuring during the year ended 31 December 2013 had resulted in R439 million (US$46 million) additional costs, of which R96 million (US$8 million) was accounted for in the six months ended 31 December 2013. For the six months ended 31 December 2014 restructuring costs of R54 million (US$5 million) were incurred at Cooke, and for voluntary separation packages at Driefontein and Corporate Services.

Transaction costs

The transaction costs incurred during the period mainly relate to the finalisation of the Burnstone acquisition.

Mining and income taxation

Mining and income taxation increased to R494 million (US$45 million) from R182 million (US$19 million) for the six months ended 31 December 2013. Current taxation decreased by R94 million (US$14 million) to R445 million (US$41 million) due to the decrease in taxable profit. The Python plant impairment and reversal of the Beatrix West Section impairment resulted in a deferred taxation charge of R72 million (US$7 million), increasing the total taxation charge year-on-year. The change in the estimated long-term deferred tax rate at which the temporary differences reverse amounted to a tax credit of R214 million (US$22 million) during the six months ended 31 December 2013.

Cash flow analysis

Sibanye defines free cash flow as cash from operating activities before dividends, less additions to property, plant and equipment.

Free cash flow of R96 million (US$7 million) was lower than for the six months ended 31 December 2013. This was largely due to the R317 million (US$25 million) increase in investment in working capital, R766 million (US$65 million) increase in royalties and taxation paid, and R442 million (US$29 million) increase in capital expenditure. The increase in tax and royalties was due to year end payments of R594 million (US$55 million), which fell in the December quarter.

Sibanye raised and repaid R1,624 million (US$150 million) and R1,391 million (US$128 million), respectively of debt during the period.

Capital expenditure

Capital expenditure increased by 30% to R1,905 million (US$174 million) from R1,463 million (US$145 million). This increase was due to the incorporation of Cooke, which accounted for R200 million (US$19 million), R72 million (US$7 million) on infrastructure and pre-development at the Burnstone project, and R90 million (US$8 million) on unplanned ore reserve development ("ORD") due to the resumption of development at the Beatrix West Section. The balance was

mainly due to the carbon-in-leach ("CIL") tank upgrade at the Driefontein processing plant, which amounted to R92 million (US$8 million).

Acquisitions

The acquisition of Burnstone was completed during the period.

The total consideration for Burnstone was R77 million (US$7 million) compared with the fair value of assets acquired and liabilities assumed of R77 million (US$7 million).

Dividend declaration

Sibanye's policy is to return between 25% and 35% of normalised earnings as a dividend to shareholders. Sibanye defines normalised earnings as basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and its share of result of associates, after taxation. The Board may also consider declaring a special dividend after due consideration of the Group's cash position and future requirements.

The Board approved a Final dividend (number 2) of 62 SA cents per share (gross) in respect of the six months ended 31 December 2014. The full year dividend of 112 SA cents per share is above the range defined by Sibanye's dividend policy and reflects the Board's confidence in the outlook for the Group.

The final dividend is subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 62 SA cents per ordinary share for shareholders exempt from the Dividend Withholding Tax;
- The Company has no STC credits available and the Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 52.7000 SA cents (85% of 62 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye currently has 898,840,196 ordinary shares in issue;
- Sibanye's income tax reference number is 9431 292 151; and
- Sibanye's Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus.

Shareholders are advised of the following dates in respect of the final dividend:

- Final dividend number 2: 62 SA cents per share
- Last date to trade cum dividend: Friday, 13 March 2015
- Sterling and US dollar conversion date: Monday, 16 March 2015
- Shares commence trading ex-dividend: Monday, 16 March 2015
- Record date: Friday, 20 March 2015
- Payment of dividend: Monday, 23 March 2015

Please note that share certificates may not be dematerialised or rematerialised between Monday, 16 March 2015, and Friday, 20 March 2015, both dates inclusive.

SALIENT FEATURES AND COST BENCHMARKS

Salient features and cost benchmarks for the six months ended 31 December 2014, 30 June 2014 and 31 December 2013

			Total			Driefontein		Kloof		Beatrix		Cooke#	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	Dec 2014	10,452	4,532	5,920	1,353	1,522	1,034	1,115	1,375	916	770	2,367
		Jun 2014	7,783	3,412	4,371	1,144	1,345	949	1,555	1,196	1,059	123	412
		Dec 2013	7,188	3,692	3,496	1,347	1,433	959	1,267	1,386	796	-	-
Yield	g/t	Dec 2014	2.61	5.53	0.37	6.38	0.47	7.93	0.57	3.70	0.39	4.10	0.21
		Jun 2014	2.85	5.93	0.44	6.73	0.51	7.86	0.48	3.78	0.37	4.54	0.20
		Dec 2013	3.35	6.01	0.53	7.04	0.60	7.76	0.56	3.80	0.37	-	-
Gold produced/sold	kg	Dec 2014	27,289	25,074	2,215	8,634	719	8,195	636	5,085	358	3,160	502
		Jun 2014	22,143	20,230	1,913	7,695	687	7,458	749	4,518	393	559	84
		Dec 2013	24,061	22,195	1,866	9,485	858	7,446	713	5,264	295	-	-
	000'oz	Dec 2014	877.4	806.2	71.2	277.6	23.1	263.5	20.5	163.5	11.5	101.6	16.1
		Jun 2014	711.9	650.4	61.5	247.4	22.1	239.8	24.1	145.3	12.6	18.0	2.7
		Dec 2013	773.6	713.6	60.0	304.9	27.6	239.4	22.9	169.3	9.5	-	-
Gold price received	R/kg	Dec 2014	437,979			438,490		437,969		437,571		437,329	
		Jun 2014	443,865			444,798		442,927		444,838		436,236	
		Dec 2013	420,423			420,719		419,966		420,543		-	
	US$/oz	Dec 2014	1,243			1,244		1,243		1,242		1,241	
		Jun 2014	1,293			1,295		1,290		1,296		1,270	
		Dec 2013	1,301			1,302		1,300		1,302		-	
Operating cost	R/ton	Dec 2014	763	1,601	121	1,688	169	2,096	171	1,125	79	1,634	82
		Jun 2014	815	1,693	129	1,873	169	2,023	144	1,258	75	1,683	83
		Dec 2013	852	1,527	139	1,663	162	1,992	141	1,073	92	-	-
Operating margin	%	Dec 2014	33	34	30	40	20	40	32	30	55	7	24
		Jun 2014	35	36	33	37	26	42	32	25	55	15	7
		Dec 2013	39	40	38	44	36	39	40	33	41	-	-
Total cash cost	R/kg	Dec 2014	298,520			279,066		274,567		303,656		398,334	
		Jun 2014	291,212			287,664		267,747		325,229		377,138	
		Dec 2013	259,919			247,336		261,086		281,615		-	
	US$/oz	Dec 2014	847			792		779		862		1,130	
		Jun 2014	848			838		780		947		1,098	
		Dec 2013	804			765		808		872		-	
All-in sustaining cost	R/kg	Dec 2014	376,687			355,223		359,676		370,733		448,252	
		Jun 2014	367,322			359,687		345,035		384,158		430,793	
		Dec 2013	336,848			312,472		351,195		338,586		-	
	US$/oz	Dec 2014	1,069			1,008		1,021		1,052		1,272	
		Jun 2014	1,070			1,048		1,005		1,119		1,255	
		Dec 2013	1,043			967		1,087		1,048		-	
All-in cost	R/kg	Dec 2014	382,550			355,223		359,676		372,460		446,357	
		Jun 2014	367,601			359,687		345,035		384,158		430,793	
		Dec 2013	336,848			312,472		351,195		338,586		-	
	US$/oz	Dec 2014	1,086			1,008		1,021		1,057		1,323	
		Jun 2014	1,071			1,048		1,005		1,119		1,255	
		Dec 2013	1,043			967		1,087		1,048		-	
All-in cost margin	%	Dec 2014	13			19		18		15		(7)	
		Jun 2014	17			19		22		14		2	
		Dec 2013	20			26		16		19		-	
Total capital expenditure*	R'mil	Dec 2014	1,905.1			631.0		679.6		311.9		200.3	
		Jun 2014	1,345.7			517.9		555.9		236.1		29.6	
		Dec 2013	1,462.9			560.3		654.4		227.6		-	
	US$'mil	Dec 2014	174.5			57.7		62.1		28.5		18.5	
		Jun 2014	126.0			48.5		52.1		22.1		2.8	
		Dec 2013	145.0			56.0		64.8		22.1		-	

Average exchange rates for the six months ended 31 December 2014, 30 June 2014 and 31 December 2013 were R10.96/US$, R10.68/US$ and R10.05/US$ respectively.
Figures may not add as they are rounded independently.

* *Included in total Group capital expenditure is Corporate expenditure of R82.3 million (US$7.6 million), R6.2 million (US$0.6 million) and R20.6 million (US$2.1 milion), for the six months ended 31 December 2014, 30 June 2014 and 31 December 2013 respectively. Included in Corporate capital expenditure for the six months to December 2014 is R71.6 milion (US$6.6 milion) relating to pre-development expenditure at our Burnstone mine.*

\# *Cooke's results are included from acquisition, resulting in only one month's results included for the six months ended 30 June 2014.*

Six months ended 31 December 2014 compared with the six months ended 31 December 2013 (except for the Cooke operations which compare successive quarters)

Underground operations

Driefontein

Gold production of 8,634kg (277,600oz) was 9% lower than for the comparable period in 2013. This was primarily due to the average on-reef yield decreasing to 6.4g/t from 7.0g/t. Ore milled was marginally higher at 1,353,000 tons.

Main development increased by 4% to 9,429 metres and on-reef development of 2,197 metres was 21% higher than the last six months of 2013.

Operating costs increased by 2% to R2,285 million (US$209 million), in line with the increase in volumes mined, as well as the increase in on-reef development. Cost saving initiatives, including a further reduction in employees, largely offset the inflationary impact of the annual wage increases and increased electricity tariffs.

Operating profit decreased by 14% to R1,497 million (US$137 million) as a result of the lower production and the increase in costs. The operating margin decreased to 40% from 44% for the comparative period in 2013.

Capital expenditure decreased by 7% to R519 million (US$47 million), largely due to a decrease in ORD capitalised. Capital was predominantly spent on ORD, stabilisation of the shaft barrel at Ya Rona shaft and development at Hlanganani shaft.

Kloof

Gold production increased by 10% to 8,195kg (263,500oz) due to an improvement in volumes mined and an improvement in grade.

Ore milled increased by 8% to 1,034,000 tons and the average yield increased by 2% to 7.9g/t due to improved recoveries. Unit cost per ton milled increased by 5% to R2,096/ton.

Main development increased by 2% to 9,693 metres mostly due to a planned ramp-up at 8 shaft. To improve flexibility on-reef development increased by 13% to 2,064 metres.

Operating costs increased by 13% to R2,167 million (US$198 million), driven by an increase in stoping and development volumes and increases in wages and electricity tariffs.

Operating profit, increased by 17% to R1,419 million (US$129 million). The operating margin increased marginally to 40%.

Capital expenditure increased by 10% to R670 million (US$61 million) largely due to the relative increase in on-reef development. Capital was predominantly spent on ORD, safety related system upgrades, cable replacement for Thuthukani shaft and winder upgrades.

Beatrix

Gold production decreased by 3% to 5,085kg (163,500oz). This was primarily due to safety related stoppages which resulted in a shortfall in reef tons from underground sources. This contributed to a 5% unit cost increase to R1,125/ton.

To improve flexibility, on-reef development increased across all the sections by 38% to 3,328 metres. Total development at 11,494 metres increased by 14% due to an increase in development on the West Section. The average development value increased to 1,070cm.g/t from 914cm.g/t.

Operating costs increased by 4% to R1,548 million (US$141 million) due to the annual wage increase, the annual electricity increase and the increased development, partly offset by an increase in capitalised ORD.

Operating profit decreased by 7% to R674 million (US$62 million) as a result of the lower gold production and increase in operating costs, partly offset by the higher gold price received. The operating margin decreased from 33% to 30% for the six months ended 31 December 2014.

Capital expenditure increased 38% to R308 million (US$28 million) due to the resumption of ORD at Beatrix West Section.

Cooke

Gold produced was 3,160kg (101,600/oz) for the six months ended 31 December 2014, with a 17% improvement quarter-on-quarter. Despite the increase, production was slightly below the planned build up due to production disruptions at Cooke 4, which was affected by a seismic event in the shaft pillar, and at Cooke 3, production was affected by a fatality and resultant Section 54 work stoppage.

Ore milled also showed a positive trend increasing by 3% quarter-on-quarter to 391,000 tons. The yield increased by 16% to 4.4g/t.

Uranium production which is still in a build-up phase, was 30,886kg (68,909lbs) for the quarter. Importantly, the unit cost continues to decrease with an increase in throughput, with the average production cost of US$24/lb having been achieved in the last quarter.

Main development increased by 23% for the December quarter to 4,540 metres and on-reef development by 17% to 1,950 metres. The average development value decreased by 1% to 533cm.g/t due to a relative increase in development in the uranium by-product areas.

Unit operating costs at R1,602/ton will continue to decline during the build up to full production by mid-2015.

Capital expenditure of R85 million (US$8 million) was similar to the previous quarter with the majority expended on ORD and the backfill project at Cooke 2 shaft.

Surface operations

Driefontein

Gold production decreased by 16% to 719kg (23,100oz). This decrease was mainly as a result of a decline in the average yield due to depletion of higher grade surface sources and short-term metallurgical issues, which impacted on recoveries. Surface ore processed increased by 6% to 1,522,000 tons.

Operating cost was 11% higher at R257 million (US$24 million), mainly due to increased surface ore handling costs, and above inflation increases in electricity and lime costs, while unit costs were only 4% higher at R169/ton as a result of the increased throughput.

Capital expenditure of R112 million (US$10 million) was largely spent on the carbon-in-leach circuit installation, which was commissioned at Driefontein number 2 plant in December 2014.

Kloof

Gold production decreased by 11% to 636kg (20,500oz) due to the decision to cease operation of the Python processing plant in July 2014. Surface ore processed decreased by 12% to 1,115,000 tons as a result, while the yield was flat at 0.57g/t. Operating costs increased by 7% to R191 million (US$17 million) and unit costs increased 21% to R171/ton due to lower volumes processed, and higher electricity and surface ore handling costs.

Beatrix

Gold production from surface operations increased by 22% to 358kg (11,500oz) due to higher volumes processed from surface sources, which replaced production lost from underground due to safety related stoppages. As a result, throughput increased by 15% to 916,000 tons. The yield increased slightly to 0.39/g/t from 0.37g/t.

Operating costs decreased by 1% to R72 million (US$7 million) due to improved ore transport efficiencies; by establishing shorter rock transport routes at both plants. As a result of these improvements, milling costs from surface operations were 14% lower at R79/ton.

Capital expenditure of R4 million was similar to the six months ended 31 December 2013.

Cooke

Production throughput at the Cooke plant continued to improve throughout the year from the commissioning of the Cooke optimisation project in the first quarter of 2014. Tons processed in the final two quarters of 2014 averaged the design throughout with 1,287,000 tons processed in the December quarter. Gold produced increased to 266kg in the December quarter from 236kg in the September quarter.

Yields were marginally lower than planned at 0.21g/t due to lower than planned head grades, and lower recoveries owing to a metallurgically complex feed from the Millsite dump 20 resource.

Unit operating cost by year end had reduced to around R80/ton.

Condensed consolidated income statement

Figures are in millions unless otherwise stated

United States Dollars							South African Rand				
Year ended		Six month periods ended					Six month periods ended			Year ended	
Audited December 2013	Reviewed December 2014	December 2013	Reviewed June 2014	December 2014		Notes	December 2014	Reviewed June 2014	December 2013	Reviewed December 2014	Audited December 2013
2,013.7	2,013.0	1,006.6	920.3	1.092.7	Revenue		11,952.0	9,828.5	10,115.8	21,780.5	19,331.2
(1,247.2)	(1,322.7)	(607.9)	(593.7)	(729.0)	Operating costs		(7,971.0)	(6,340.4)	(6,123.8)	(14,311.4)	(11,973.3)
766.5	690.3	398.7	326.6	363.7	**Operating profit**		3,981.0	3,488.1	3,992.0	7,469.1	7,357.9
(323.3)	(300.8)	(171.5)	(139.3)	(161.5)	Amortisation and depreciation		(1,766.5)	(1,488.2)	(1,715.1)	(3,254.7)	(3,103.9)
443.2	389.5	227.2	187.3	202.2	**Net operating profit**		2,214.5	1,999.9	2,276.9	4,214.4	4,254.0
16.7	16.9	10.4	8.3	8.6	Investment income		94.5	88.7	102.5	183.2	160.3
(43.8)	(37.0)	(18.4)	(15.0)	(22.0)	Finance expenses		(240.1)	(159.9)	(187.2)	(400.0)	(420.3)
(10.0)	(8.7)	(3.4)	(2.8)	(5.9)	Net other costs		(64.2)	(29.8)	(35.3)	(94.0)	(95.6)
-	(1.4)	-	-	(1.4)	Exploration and feasibility costs		(15.1)		-	(15.1)	-
5.4	(43.5)	1.7	(14.0)	(29.5)	Share of results of associates after tax		(321.6)	(149.1)	17.2	(470.7)	51.5
(31.9)	(38.6)	(19.3)	(19.5)	(19.1)	Share-based payments		(209.7)	(208.2)	(190.9)	(417.9)	(305.8)
(0.5)	(10.0)	(2.0)	(16.6)	6.6	Gain/(loss) on financial instruments		70.1	(177.8)	(18.0)	(107.7)	(4.6)
6.7	(5.9)	4.4	0.6	(6.5)	(Loss)/gain on foreign exchange differences		(68.5)	5.2	3.4	(63.3)	24.0
385.8	261.3	200.6	128.3	133.0	**Profit before non-recurring items**		1,459.9	1,369.0	1,968.6	2,828.9	3,663.5
0.6	0.9	0.6	-	0.9	Profit on disposal of property, plant and equipment		9.3	0.2	5.1	9.5	5.5
(89.7)	(25.4)	-	(11.3)	(14.1)	Impairments	3	(155.5)	(119.6)	-	(275.1)	(821.0)
-	43.8	-	-	43.8	Reversal of impairment	4	474.1	-	-	474.1	-
(3.1)	-	(3.1)	-	-	Loss on loss of control of subsidiary		-	-	(30.2)	-	(30.2)
(45.8)	(14.8)	(8.3)	(9.9)	(4.9)	Restructuring costs		(54.3)	(106.0)	(96.4)	(160.3)	(439.4)
(1.0)	(10.3)	(1.0)	(7.6)	(2.7)	Transaction costs		(30.1)	(81.5)	(9.3)	(111.6)	(9.3)
246.8	255.5	188.8	99.5	156.0	**Profit before royalties and taxation**		1,703.4	1,062.1	1,837.8	2,765.5	2,369.1
(43.2)	(39.8)	(24.9)	(18.3)	(21.5)	Royalties		(235.3)	(195.2)	(247.5)	(430.5)	(414.6)
203.6	215.7	163.9	81.2	134.5	**Profit before taxation**		1,468.1	866.9	1,590.3	2,335.0	1,954.5
(26.7)	(76.5)	(18.5)	(31.3)	(45.2)	Mining and income taxation		(493.9)	(334.2)	(181.6)	(828.1)	(256.2)
(84.4)	(81.3)	(54.8)	(40.6)	(40.7)	- Current taxation		(445.2)	(434.0)	(539.0)	(879.2)	(809.8)
57.7	4.8	36.3	9.3	(4.5)	- Deferred taxation		(48.7)	99.8	357.4	51.1	553.6
176.9	139.2	145.4	49.9	89.3	**Profit for the period**		974.2	532.7	1,408.7	1,506.9	1,698.3
					Attributable to:						
176.3	143.3	144.8	49.9	93.4	- Owners of Sibanye Gold		1,018.8	532.7	1,402.4	1,551.5	1,692.4
0.6	(4.1)	0.6	-	(4.1)	- Non-controlling interests		(44.6)	-	6.3	(44.6)	5.9
					Earnings per ordinary share (cents)						
27	17	20	6	10	Basic earnings per share		113	69	191	186	260
27	17	19	6	10	Diluted earnings per share		111	67	187	182	255
650,621	835,936	734,367	772,679	898,520	Weighted average number of shares ('000)		898,520	772,679	734,367	835,936	650,621
664,288	854,727	748,034	792,209	914,809	Diluted weighted average number of shares ('000)		914,809	792,209	748,034	854,727	664,288
					Headline earnings per ordinary share (cents)	5					
37	16	20	8	8	Headline earnings per share		85	84	195	170	355
37	15	20	8	8	Diluted headline earnings per share		84	82	191	166	348
650,621	835,936	734,367	772,679	898,520	Weighted average number of shares ('000)		898,520	772,679	734,367	835,936	650,621
664,288	854,727	748,034	792,209	914,809	Diluted weighted average number of shares ('000)		914,809	792,209	748,034	854,727	664,288
9.60	10.82	10.05	10.68	10.96	Average R/US$ rate						

The condensed consolidated financial statements have been prepared by the corporate accounting staff of Sibanye Gold Limited headed by Pieter Henning, Vice President Corporate Finance. This process was supervised by Charl Keyter, the Group's Chief Financial Officer.

Condensed consolidated statement of comprehensive income

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Year ended		**Six month periods ended**				**Six month periods ended**			**Year ended**	
Audited December 2013	Reviewed December 2014	December 2013	Reviewed June 2014	December 2014		December 2014	Reviewed June 2014	December 2013	Reviewed December 2014	Audited December 2013
176.9	**139.2**	145.4	49.9	**89.3**	Profit for the period	**974.2**	532.7	1,408.7	**1,506.9**	1,698.3
(111.0)	**(148.4)**	(23.2)	(30.9)	**(117.5)**	Other comprehensive income net of tax	**-**	-	-	-	-
(111.0)	**(148.4)**	(23.2)	(30.9)	**(117.5)**	Currency translation adjustments	**-**	-	-	-	-
65.9	**(9.2)**	122.2	19.0	**(28.2)**	**Total comprehensive income**	**974.2**	532.7	1,408.7	**1,506.9**	1,698.3
					Total comprehensive income attributable to:					
65.3	**(1.5)**	121.6	19.0	**(20.5)**	- Owners of Sibanye Gold	**1,018.8**	532.7	1,402.4	**1,551.5**	1,692.4
0.6	**(7.7)**	0.6	-	**(7.7)**	- Non-controlling interests	**(44.6)**	-	6.3	**(44.6)**	5.9
9.60	**10.82**	10.05	10.68	**10.96**	Average R/US$ rate					

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars					South African Rand		
Audited December 2013	Restated June 2014	Reviewed December 2014		Notes	Reviewed December 2014	Restated June 2014	Audited December 2013
1,672.2	2,290.1	**2,247.5**	Non-current assets		**25,981.4**	24,229.2	17,289.9
1,465.3	2,001.7	**1,964.0**	Property, plant and equipment		**22,704.0**	21,177.4	15,151.0
-	69.6	**63.7**	Goodwill	6	**736.7**	736.7	-
26.6	0.6	**6.0**	Equity accounted investments		**69.4**	6.4	275.1
0.1	0.1	**0.1**	Investments		**1.4**	1.4	1.4
153.6	192.4	**189.7**	Environmental rehabilitation obligation funds		**2,192.8**	2,035.7	1,588.1
23.1	21.3	**19.5**	Financial guarantee asset		**225.5**	224.9	238.5
3.5	4.4	**4.5**	Deferred taxation		**51.6**	46.7	35.8
261.7	222.7	**167.8**	Current assets		**1,940.5**	2,356.4	2,705.0
18.1	27.0	**28.3**	Inventory		**327.7**	285.3	187.1
94.3	75.2	**85.9**	Trade and other receivables		**992.8**	795.9	973.8
5.0	5.0	**4.9**	Current portion of financial guarantee asset		**57.1**	53.2	51.7
-	1.7	**-**	Assets held for sale		**-**	18.3	-
144.3	113.8	**48.7**	Cash and cash equivalents		**562.9**	1,203.7	1,492.4
1,933.9	2,512.8	**2,415.3**	**Total assets**		**27,921.9**	26,585.6	19,994.9
911.4	1,359.2	**1,296.3**	Shareholders' equity		**14,985.9**	14,380.8	9,423.4
675.1	738.2	**810.2**	Non-current liabilities		**9,365.4**	7,810.9	6,980.0
361.3	360.7	**334.8**	Deferred taxation		**3,869.3**	3,815.7	3,735.4
144.2	119.7	**226.3**	Borrowings	9	**2,615.8**	1,266.6	1,491.4
160.6	225.5	**215.1**	Environmental rehabilitation obligation		**2,486.8**	2,386.2	1,660.7
1.6	1.5	**1.3**	Post-retirement healthcare obligation		**15.1**	16.3	16.3
7.4	30.8	**32.7**	Share-based payment obligation		**378.4**	326.1	76.2
347.4	415.4	**308.8**	Current liabilities		**3,570.6**	4,393.9	3,591.5
200.5	279.2	**234.8**	Trade and other payables		**2,714.6**	2,953.6	2,073.0
20.0	18.5	**17.0**	Financial guarantee liability		**197.0**	195.7	206.6
74.2	56.3	**7.3**	Taxation and royalties payable		**84.0**	595.9	767.2
48.3	52.4	**47.9**	Current portion of borrowings	9	**554.2**	554.0	499.5
4.4	9.0	**1.8**	Current portion of share-based payment obligation		**20.8**	94.7	45.2
1,933.9	2,512.8	**2,415.3**	**Total equity and liabilities**		**27,921.9**	26,585.6	19,994.9
48.2	58.3	**225.5**	Net debt		**2,607.1**	616.9	498.5
10.34	10.58	**11.56**	Closing R/US$ rate				

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

	United States Dollars						South African Rand				
Stated capital	Other Reserves	Accumu- lated loss	Non- controlling interest	Total equity			Total equity	Non- controlling interest	Accumu- lated loss	Other Reserves	Stated capital
-	767.6	(1 895.7)	(0.5)	(1,128.6)	Balance at 31 December 2012 (audited)		(9,672.7)	(4.6)	(12,098.0)	2,429.9	-
-	(111.0)	176.3	0.6	65.9	Total comprehensive income for the period		1,698.3	5.9	1,692.4	-	-
-	-	176.3	0.6	176.9	Profit for the period		1,698.3	5.9	1,692.4	-	-
-	(111.0)	-	-	(111.0)	Other comprehensive income net of tax		-	-	-	-	-
1,955.3	-	-	-	1,955.3	Shares subscription		17,245.8	-	-	-	17,245.8
-	-	(27.1)	-	(27.1)	Dividends paid		(271.9)	-	(271.9)	-	-
-	22.2	-	-	22.2	Share-based payments		213.4	-	-	213.4	-
-	-	-	0.3	0.3	Transactions with non-controlling interests		3.0	3.0	-	-	-
-	-	-	(0.2)	(0.2)	Loss of control of subsidiary		(2.1)	(2.1)	-	-	-
-	-	23.6	-	23.6	Transactions with shareholder		209.6	-	209.6	-	-
1,955.3	678.8	(1,722.9)	0.2	911.4	Balance at 31 December 2013 (audited)		9,423.4	2.2	(10,467.9)	2,643.3	17,245.8
-	(144.8)	143.3	(7.7)	(9.2)	Total comprehensive income for the period		1,506.9	(44.6)	1,551.5	-	-
-	-	143.3	(4.1)	139.2	Profit for the period		1,506.9	(44.6)	1,551.5	-	-
-	(144.8)	-	(3.6)	(148.4)	Other comprehensive income net of tax		-	-	-	-	-
-	-	(93.6)	-	(93.6)	Dividends paid		(1,005.2)	-	(1,005.2)	-	-
-	16.2	-	-	16.2	Share-based payments		175.8	-	-	175.8	-
433.3	-	-	-	433.3	Shares issued		4,488.8	-	-	-	4,488.8
-	-	-	38.2	38.2	Acquisition of subsidiary with non-controlling interest (refer to note 6)		396.2	396.2	-	-	-
-	-	2.2	(2.2)	-	Transactions with non-controlling interests		-	(24.2)	24.2	-	-
2,388.6	550.2	(1,671.0)	28.5	1,296.3	Balance at 31 December 2014 (reviewed)		14,985.9	329.6	(9,897.4)	2,819.1	21,734.6

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

United States Dollars						South African Rand				
Year ended		Six month periods ended				Six month periods ended			Year ended	
Audited December 2013	Reviewed December 2014	December 2013	Reviewed June 2014	December 2014		December 2014	Reviewed June 2014	December 2013	Reviewed December 2014	Audited December 2013
					Cash flows from operating activities					
716.7	**654.5**	390.4	306.1	**348.4**	Cash generated by operations	**3,812.0**	3,269.4	3,854.6	**7,081.4**	6,840.0
(0.3)	**(0.2)**	(0.2)	-	**(0.2)**	Post-retirement healthcare payments	**(1.9)**	(0.5)	(2.1)	**(2.4)**	(2.7)
(0.4)	**(15.4)**	(0.4)	(5.9)	**(9.5)**	Cash-settled share-based payments paid	**(103.1)**	(63.5)	(3.9)	**(166.6)**	(3.9)
59.2	**19.8**	(19.2)	63.7	**(43.9)**	Change in working capital	**(465.9)**	680.4	(149.0)	**214.5**	568.7
775.2	**658.7**	370.6	363.9	**294.8**	Cash generated by operating activities	**3,241.1**	3,885.8	3,699.6	**7,126.9**	7,402.1
5.0	**5.0**	5.0	2.5	**2.5**	Guarantee fee received	**26.4**	27.2	47.0	**53.6**	47.0
6.6	**6.3**	3.9	3.5	**2.8**	Interest received	**31.0**	37.5	38.3	**68.5**	63.3
(34.0)	**(17.9)**	(13.2)	(8.3)	**(9.6)**	Interest paid	**(105.4)**	(88.6)	(135.7)	**(194.0)**	(326.3)
(25.9)	**(60.1)**	(20.1)	(23.7)	**(36.4)**	Royalties paid	**(397.1)**	(253.0)	(195.8)	**(650.1)**	(249.0)
(31.8)	**(124.5)**	(23.7)	(51.7)	**(72.8)**	Taxation paid	**(795.3)**	(551.8)	(230.8)	**(1,347.1)**	(304.8)
(27.1)	**(93.6)**	(27.1)	(52.0)	**(41.6)**	Dividends paid	**(450.0)**	(555.2)	(271.9)	**(1,005.2)**	(271.9)
668.0	**373.9**	295.4	234.2	**139.7**	Net cash flows from operating activities	**1,550.7**	2,501.9	2,950.7	**4,052.6**	6,360.4
					Cash flows from investing activities					
(302.2)	**(300.4)**	(145.0)	(126.0)	**(174.4)**	Additions to property, plant and equipment	**(1,905.1)**	(1,345.7)	(1,462.9)	**(3,250.8)**	(2,901.5)
0.7	**2.1**	0.5	-	**2.1**	Proceeds on disposal of property, plant and equipment	**22.4**	0.2	5.2	**22.6**	6.9
(19.0)	**(7.4)**	(9.0)	-	**(7.4)**	Contributions to funds and payment of environmental rehabilitation obligation	**(80.2)**	-	(91.1)	**(80.2)**	(182.8)
-	**(39.7)**	-	(39.7)	**-**	Investment in subsidiary (refer to note 7)	**-**	(415.3)	-	**(415.3)**	-
-	**(22.8)**	-	(15.6)	**(7.2)**	Loans granted to subsidiary prior to acquisition (refer to note 6, 7 and 8)	**(77.4)**	(161.2)	-	**(238.6)**	-
-	**3.7**	-	3.6	**0.1**	Cash acquired on acquisition of subsidiaries (refer to note 6 and 7)	**0.7**	37.4	-	**38.1**	-
-	**(33.3)**	-	-	**(33.3)**	Loan advanced to equity-accounted investee	**(384.6)**	-	-	**(384.6)**	-
0.6	**-**	0.6	-	**-**	Cash flow on loss of control of subsidiary	**-**	-	5.9	**-**	5.9
(319.9)	**(397.8)**	(152.9)	(177.7)	**(220.1)**	Net cash flows from investing activities	**(2,424.2)**	(1,884.6)	(1,542.9)	**(4,308.8)**	(3,071.5)
					Cash flows from financing activities					
1,955.3	**-**	-	-	**-**	Shares issued on unbundling	**-**	-	-	**-**	17,245.8
(1,025.0)	**(212.3)**	(386.7)	(84.8)	**(127.5)**	Loans repaid	**(1,390.9)**	(906.0)	(4,000.0)	**(2,296.9)**	(9,840.0)
793.8	**150.1**	179.5	-	**150.1**	Loans raised	**1,623.6**	-	2,000.0	**1,623.6**	7,620.0
(1,939.7)	**-**	-	-	**-**	Related party loans repaid	**-**	-	-	**-**	(17,108.0)
(0.9)	**-**	(0.9)	-	**-**	Financing costs capitalised	**-**	-	(9.1)	**-**	(9.1)
0.3	**-**	0.3	-	**-**	Shares issued to non-controlling interest	**-**	-	3.0	**-**	3.0
(216.2)	**(62.2)**	(207.8)	(84.8)	**22.6**	Net cash flows from financing activities	**232.7**	(906.0)	(2,006.1)	**(673.3)**	(2,088.3)
131.9	**(86.1)**	(65.3)	(28.3)	**(57.8)**	Net cash (utilised)/generated	**(640.8)**	(288.7)	(598.3)	**(929.5)**	1,200.6
(21.6)	**(9.5)**	3.6	(2.2)	**(7.3)**	Effect of exchange rate fluctuations on cash held	**-**	-	-	**-**	-
34.0	**144.3**	206.0	144.3	**113.8**	Cash and cash equivalents at beginning of period	**1,203.7**	1,492.4	2,090.7	**1,492.4**	291.8
144.3	**48.7**	144.3	113.8	**48.7**	Cash and cash equivalents at end of period	**562.9**	1,203.7	1,492.4	**562.9**	1,492.4
9.60	**10.82**	10.05	10.68	**10.96**	Average R/US$ rate					
10.34	**11.56**	10.34	10.58	**11.56**	Closing R/US$ rate					

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting and preparation

The condensed consolidated preliminary financial information for the six months and year ended 31 December 2014 has been prepared and presented in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("IFRS") and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation of the condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye ("the Group") for the year ended 31 December 2013, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board. The newly adopted standards did not materially impact the Group's financial results, other than disclosures.

The consolidated statement of financial position as at 30 June 2014 has been restated to reflect the adjustment of the initial accounting in respect of the Cooke Operations acquired on 15 May 2014. Adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of the Cooke operations, and a decrease of R107.5 million in the reported value of goodwill. The adjustment had no effect on the consolidated income statement and statements of other comprehensive income and cash flows. The impact of these adjustments is presented in note 6.

The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2013 have not been reviewed and were prepared by deducting the reviewed condensed consolidated financial statements for the six months ended 30 June 2013 from the audited complete consolidated financial statements for the year ended 31 December 2013. The condensed consolidated income statement and statements of other comprehensive income and cash flows for the six months ended 31 December 2014 have not been reviewed and were prepared by deducting the reviewed condensed consolidated financial statements for the six months ended 30 June 2014 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2014.

The translation of the Group financial statements into US Dollar is based on the average exchange rate for the period for the income statement and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.

2. Rand Refinery

Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery") which is accounted for using the equity method.

As disclosed in Sibanye's financial statements for the year ended 31 December 2013 in April 2013, Rand Refinery implemented a new Enterprise Resource Planning ("ERP") system; the customisation of this software was problematic with the result that Rand Refinery was not able to fully reconcile certain accounts at 30 September 2013 being Rand Refinery's year end. More specifically an imbalance was detected between physical gold and silver on hand (physical inventory) and what Rand Refinery owed its depositors and bullion bankers (ownership) per the metallurgical trial balance. The uncertainty around the true inventory position prevented Rand Refinery from finalising its annual financial statements for the year ended 30 September 2013 by the time that Sibanye finalised its financial results for the year ended 31 December 2013. Accordingly, Sibanye's estimated share of results of Rand Refinery for the year ended 31 December 2013 was based on Rand Refinery's unaudited management accounts. As further disclosed the maximum share of the potential adjustment from the unaudited management accounts would be limited to the carrying value of the investment of R270.1 million.

Rand Refinery's investigations to determine the root cause of the imbalance continued throughout of the 2014 calendar year and are still ongoing.

Based on information available at 30 June 2014, the gold imbalance was estimated at 87,000oz. Based on its detailed discussions and due diligence Sibanye estimated a 50% probability that the gold imbalance was not recoverable. Sibanye's share of this loss adjustment was R196.4 million. This amount was partly offset by Sibanye's R45.9 million share of Rand Refinery's profits for the six month period, resulting in an estimated net loss share of R150.5 million which was recognised in Sibanye's profit and loss for the six months ended 30 June 2014. At 30 June 2014, the continued uncertainty relating to the imbalance and discussions regarding the establishment of an irrevocable subordinated shareholder loan were an indicator of impairment. As Sibanye's proportional share of the proposed shareholder loan exceeded the carrying value of the investment at 30 June 2014, the remaining carrying value of the investment in Rand Refinery was fully impaired and accordingly an impairment loss of R119.6 million was recognised.

On 23 July 2014 following discussion with the bullion bankers, AngloGold Ashanti Limited (42.4% shareholding), Sibanye, Harmony Gold Mining Company Limited (11.3% shareholding) and Gold Fields Operations Limited (2.8% shareholding) (together, the "Financing Shareholders") collectively agreed to offer financial support to Rand Refinery in the form of an irrevocable subordinated loan of up to R1.2 billion (the "Facility"). Under the terms of this agreement Rand Refinery could only draw on the Facility when there was confirmation that an actual imbalance exists. Sibanye's proportional share of the Facility amounted to R448.8 million.

On 18 December 2014, Rand Refinery drew down R1.029 billion under the Facility, with Sibanye's proportional share of the Facility being R384.6 million. Any amounts drawn under the Facility are repayable within two years from the first draw down date. If the loan is not repaid within the two years, it will automatically convert into equity in Rand Refinery. Interest under the Facility will be at Jibar plus a margin of 3.5%. Sibanye has subordinated all claims it might have against Rand Refinery as part of the Facility agreement.

On 19 December 2014, Rand Refinery issued its audited annual financial statements for the years ended 30 September 2013 and 30 September 2014 which indicated a total loss of 71,000oz relating to the imbalance. The financial statements stated that despite various internal projects undertaken and external reviews by experts, the root cause of the imbalance has not yet been identified. The interim conclusion that Rand Refinery's management has reached, is that the imbalance is a processing inefficiency. Further initiatives are being introduced to continue to try to identify the root cause of the imbalance. Based on the latest information available, Sibanye prospectively reduced the carrying value of its investment in Rand Refinery by R329.5 million.

The carrying value of Rand Refinery remains an area of estimation and uncertainty, until the root cause of the imbalance is determined.

The equity-accounted investment in Rand Refinery movement for the period is as follows:

Figures are in South African Rand millions unless otherwise stated	Six month periods ended			Year ended	
	December 2014	Reviewed June 2014	December 2013	Reviewed December 2014	Audited December 2013
Balance at the beginning of the period	-	270.1	252.9	270.1	218.6
Share of results of Rand Refinery after tax	(329.5)	(150.5)	17.2	(480.0)	51.5
Impairment of investment in Rand Refinery	-	(119.6)	-	(119.6)	-
Loan to Rand Refinery	384.6	-	-	384.6	-
Balance at the end of the period	55.1	-	270.1	55.1	270.1

3. Impairment

The impairment of R275.1 million for the year ended 31 December 2014 consists of R119.6 million relating to the impairment of the Group's investment in Rand Refinery (refer to note 2) and R155.5 million relating to the impairment of the Python plant at Kloof.

4. Reversal of impairment at Beatrix West

During the six months ended 30 June 2013 the mining assets of Beatrix West Section were impaired by R821.0 million due to a fire during February 2013 which affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. In addition management entered into a Section 189 consultation with affected stakeholders, agreeing that ore reserve development would largely be suspended and that the remaining ore reserves would be mined to completion.

Due to the positive results of the restructured Beatrix West Section it returned to profitability and as a result a decision was taken to reverse the impairment recorded during the six months ended 30 June 2013. This resulted in a R474.1 million (R360.3 million net of deferred taxation) reversal of impairment to the historical carrying value.

5. Reconciliation of headline earnings with profit for the period

Figures are in South African Rand millions unless otherwise stated	Six month periods ended			Year ended	
	December 2014	Reviewed June 2014	December 2013	Reviewed December 2014	Audited December 2013
Profit attributable to owners of Sibanye Gold	1,018.8	532.7	1,402.4	1,551.5	1,692.4
Profit on disposal of property, plant and equipment	(9.3)	(0.2)	(5.1)	(9.5)	(5.5)
Impairment	155.5	119.6	-	275.1	821.0
Reversal of impairment	(474.1)	-	-	(474.1)	-
Loss on loss of control of subsidiary	-	-	30.2	-	30.2
Taxation effect of re-measurement items	74.4	0.1	1.4	74.5	(228.3)
Headline earnings	765.3	652.2	1,428.9	1,417.5	2,309.8

6. Cooke acquisition

On 15 May 2014 all conditions precedent to the acquisition of Gold One's 76% shareholding in, and the Gold One Group claims against, Newshelf 1114 Proprietary Limited ("Newshelf") were fulfilled. Newshelf holds a 100% shareholding in Rand Uranium Proprietary Limited and Ezulwini Mining Company Proprietary Limited, the activities of these companies include the Cooke Operations.

On completion of the Newshelf black economic empowerment structure, Sibanye will have a 74% interest in Newshelf. The current balance of 24% not owned by Sibanye forms part of the Newshelf black economic empowerment structure and is reflected as the non-controlling interest.

As consideration for the acquisition of the Cooke Operations, Sibanye issued 156,894,754 new Sibanye ordinary shares at R28.61, representing 17% of Sibanye's issued share capital, on a fully diluted basis to Gold One.

The acquisition is forecast to be earnings accretive, will increase Sibanye's annual gold production, and enhance existing operational flexibility, by leveraging Sibanye's existing assets in the West Wits region. The transaction will also facilitate the optimal development of the West Rand Tailings Retreatment Project, enhancing the return on investment from Sibanye's surface processing facilities and reducing a future environmental liability.

For the month ended 30 June 2014, Cooke contributed revenue of R280.5 million and profit of R0.3 million to the Group's results. For the six months ended 31 December 2014, Cooke contributed revenue of R1.6 billion and a loss of R188.1 million to the Group's results.

At 30 June 2014 the purchase price allocation ("PPA") was prepared on a provisional basis in accordance with IFRS 3 *Business Combinations* ("IFRS 3"). If new information, obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the about amounts, or any additional provisions that existed at acquisition date, then the accounting for the acquisition will be revised.

Subsequently the Group received new information above amounts that existed at acquisition date and adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of Cooke, and a decrease of R107.5 million in the reported value of goodwill. Accordingly the PPA has been restated as permitted by IFRS 3.

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred:

Figures are in South African Rand millions unless otherwise stated	Revised
Equity instruments (156,894,754 ordinary shares)	4,488.8
Loans advanced pre-acquisition	161.2
Total consideration transferred	**4,650.0**

Acquisition related costs

The Group incurred acquisition related costs of R81.5 million on advisory and legal fees. These costs are recognised as "transaction costs" in profit and loss.

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures are in South African Rand millions unless otherwise stated	Revised
Property, plant and equipment	5,556.4
Environmental rehabilitation obligation funds	341.7
Inventories	77.6
Trade and other receivables	156.8
Cash and cash equivalents	31.8
Deferred taxation	(169.2)
Borrowings	(696.2)
Environmental rehabilitation obligation	(501.8)
Trade and other payables	(486.2)
Taxation and royalties payable	(1.4)
Total identifiable net assets acquired	**4,309.5**

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures are in South African Rand millions unless otherwise stated	Revised
Consideration transferred	4,650.0
Fair value of identifiable net assets	(4,309.5)
Non-controlling interest in their proportionate interest in the recognised amounts of the assets and liabilities of the Cooke operations	396.2
Goodwill	**736.7**

The allocation of goodwill has been provisionally allocated to the various cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

7. Witwatersrand Consolidated Gold Resources Limited acquisition

Sibanye announced on 11 December 2013 that it had offered to acquire the entire issued share capital of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") for a cash consideration of R11.55 per Wits Gold share. The transaction was subject to the fulfilment of various conditions precedent which were completed on 14 April 2014.

Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5) of the Companies Act Regulations, 2011. As at 31 December 2013, R410 million was held in the escrow account and formed part of the Group's cash and cash equivalents balance as reported at 31 December 2013.

On 13 March 2014, at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favour of the various resolutions to give effect to the transaction.

On 14 April 2014, Sibanye paid R400.5 million to the Wits Gold shareholders and obtained control (100%) of Wits Gold. Wits Gold is not a business as defined in IFRS and thus the acquisition is considered to be outside the scope of IFRS 3 *Business Combinations*. The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Transaction related expenses of R14.8 million have been capitalised.

The majority of the Wits Gold resources are adjacent to Beatrix and, through synergies with existing operations and infrastructure, will secure the long-term future of Beatrix.

The consideration paid and the assets acquired and liabilities assumed at the acquisition date are as follows:

Figures are in South African Rand millions unless otherwise stated

Cash	415.3
Total consideration paid	**415.3**

Figures are in South African Rand millions unless otherwise stated

Property, plant and equipment	472.7
Trade and other receivables	1.7
Cash and cash equivalents	5.6
Borrowings	(40.0)
Trade and other payables	(24.7)
Total identified net assets acquired	**415.3**

8. Burnstone acquisition

On 5 July 2013 Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") announced to its shareholders that it had submitted a final binding offer ("the Offer") to Mr Peter van den Steen, the business rescue practitioner of Sibanye Gold Eastern Operations Proprietary Limited ("SGEO") (previously Southgold Exploration Proprietary Limited), to acquire SGEO, the sole owner of the Burnstone gold mine ("Burnstone") located in South Africa's Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of SGEO on 11 July 2013.

All the outstanding conditions precedent were met on 1 July 2014, and Sibanye, through its subsidiary Wits Gold, took control (100%) of Burnstone from this date, also the date on which SGEO came out of business rescue. Sibanye acquired all of the issued shares of SGEO together with all shareholder and inter-group loans against SGEO for a purchase consideration of R100.00. Wits Gold was required to fund R77.4 million for the settlement of all outstanding creditors of SGEO. As at 30 June 2014 R82.1 million was held in escrow accounts and forms part of the Group's cash and cash equivalents.

Wits Gold has to fund up to R950 million by means of a loan ("Wits Gold Loan"), over time, as working capital to support the production plan. The Wits Gold Loan will attract interest at the Johannesburg Interbank Agreed Rate ("JIBAR") plus a margin of 4%.

The PPA has been prepared on a provisional basis in accordance with IFRS 3.

If new information, obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the about amounts, or any additional provisions that existed at acquisition date, then the accounting for the acquisition will be revised.

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred:

Figures are in South African Rand millions unless otherwise stated

Cash	-
Loans advanced pre-acquisition	77.4
Total consideration transferred	**77.4**

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures are in South African Rand millions unless otherwise stated

Property, plant and equipment	1,089.7
Environmental rehabilitation obligation funds	32.4
Inventories	0.4
Trade and other receivables	27.2
Cash and cash equivalents	0.7
Burnstone Debt	(1,007.6)
Environmental rehabilitation obligation	(42.2)
Trade and other payables	(23.2)
Total identifiable net assets acquired	**77.4**

Burnstone Debt

SGEO had bank debt of R1,883.9 million (US$178.1 million) (the "Burnstone Debt") of which R1.9 million (US$0.2 million) was settled on 1 July 2014. The Burnstone Debt will be interest free at first and will attract interest at the London Interbank Offered Rate ("LIBOR") plus a margin of 4% from 1 July 2017. The Burnstone Debt is fully secured against the assets of Burnstone and there is no recourse to the Sibanye Group.

The first 50% of Burnstone's free cash flow will be used to repay the Wits Gold Loan and the balance of 50% to repay US$7.8 million of the Burnstone Debt. On settlement of this US$7.8 million, 90% of Burnstone's free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Burnstone Debt. On settlement of the Wits Gold Loan and interest, Burnstone Debt will be repaid from 30% of Burnstone's free cash flow and the balance will be paid to Wits Gold.

The Bank Lenders will continue to participate in 10% of Burnstone's free cash flow after the Burnstone Debt has been repaid in full to a maximum amount of US$63.0 million under a revenue participation agreement.

9.   Borrowings

The Group's borrowings movement during the period is as follows:

Figures are in South African Rand millions unless otherwise stated	Six month periods ended			Year ended	
	December 2014	Reviewed June 2014	December 2013	Reviewed December 2014	Audited December 2013
Balance at the beginning of the period	1,820.6	1,990.9	4,000.0	1,990.9	4,220.0
Borrowings acquired on acquisition of subsidiaries	1,007.6	736.2	-	1,743.8	-
Loans raised	1,623.6	-	2,000.0	1,623.6	7,620.0
- R4.5 billion Facilities	884.6	-	2,000.0	884.6	2,000.0
- Bridge Loan Facilities and other facilities	-	-	-	-	4,570.0
- Other committed and uncommitted facilities	739.0	-	-	739.0	1,050.0
Loans repaid	(1,390.9)	(906.0)	(4,000.0)	(2,296.9)	(9,840.0)
- Cooke borrowings	-	(616.0)	-	(616.0)	-
- Wits Gold borrowings	-	(40.0)	-	(40.0)	-
- Burnstone Debt	(1.9)	-	-	(1.9)	-
- R4.5 billion Facilities	(650.0)	(250.0)	-	(900.0)	-
- Bridge Loan Facilities and other facilities	-	-	(4,000.0)	-	(4,570.0)
- Other committed and uncommitted facilities	(739.0)	-	-	(739.0)	(5,270.0)
Franco-Nevada settlement (non-cash)	(22.0)	(4.2)	-	(26.2)	-
Financing costs capitalised	-	-	(9.1)	-	(9.1)
Unwinding of loans recognised at amortised cost	43.3	-	-	43.3	-
Translation adjustment	87.8	3.7	-	91.5	-
Balance at the end of the period	3,170.0	1,820.6	1,990.9	3,170.0	1,990.9
Borrowings consist of:					
- R4.5 billion Facilities	1,979.5	1,743.1	1,990.9	1,979.5	1,990.9
- Franco-Nevada liability	56.2	77.5	-	56.2	-
- Burnstone Debt	1,134.3	-	-	1,134.3	-
Borrowings	3,170.0	1,820.6	1,990.9	3,170.0	1,990.9
Current portion of borrowings	(554.2)	(554.0)	(499.5)	(554.2)	(499.5)
Non-current borrowings	2,615.8	1,266.6	1,491.4	2,615.8	1,491.4

10.   Mineral Reserves and Resources[1]

On 5 February 2015 Sibanye declared updated Group Mineral Resources and Mineral Reserves as at 31 December 2014.

- Gold Mineral Reserves at the Group operations increased by 44% to 28.43Moz from 19.73Moz declared at 31 December 2013, despite depletion of 1.7Moz in 2014;
- Underground gold Mineral Reserves at the operations increased by 2.3Moz (14%), net of depletion, following the successful conclusion of pre-feasibility studies on various organic growth projects;
- A maiden gold Mineral Resource of 8.9Moz has been declared at the Burnstone project, following significant revision of the available data and geological model; and
- Sibanye will continue to review recently acquired projects in accordance with Group protocols and procedures and assessing possible synergies which may exist with its current operations.

11.   Liquidity

The Group's current liabilities exceeded its current assets by R1,630.1 million as at 31 December 2014. Current liabilities at 31 December 2014 include the financial guarantee liability of R197.0 million which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields Limited ("Gold Fields") is currently in the position to meet its obligations under its US$1 billion 4.875% guaranteed notes.

The current portion of borrowings of R554.2 million includes the two semi-annual repayments due and payable in June and December 2015 respectively.

Sibanye generated cash from operating activities of R4.1 billion for the year ended 31 December 2014. If the acquisition related cash outflows during the year are added back to the cash flow, the Group would have had R1,311.8 million in additional cash on the statement of financial position, confirming the strong cash generating ability of the Group. Over and above the Group has committed unutilised debt facilities of R2 billion at 31 December 2014.

The Directors believe that the cash generated by its operations and the remaining balance of the Company's revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

12. Events after the reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2014, other than what has already been disclosed above and:

- The Board approved a final dividend of 62 cents per share (ZAR) for the six months ended 31 December 2014, resulting in a total dividend of 112 cents per share (ZAR) relating to the year ended 31 December 2014.

13. Auditors review

These preliminary condensed consolidated financial statements of Sibanye for the year ended 31 December 2014 as set out on pages 9 to 21 have been reviewed by KPMG Inc., who expressed an unmodified review conclusion. A copy of the auditor's review report is available for inspection at the Company's registered office together with the financial statements identified in the auditor's report.

The auditor's report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

(1) For further details relating to the Company's Mineral Resources and Mineral Reserves, please refer to the SENS Announcement of 2 February 2015, available on the Company's Website
https://www.sibanyegold.co.za/investors/news/sens, or at the following link:
https://trade.sharenet.co.za/feeds/share_performance/sens_display.php?user=sibanye&key=meeinr&year=2015&link=20150205145100@23

Segment income statement

Figures are in millions unless otherwise stated

United States Dollars						For the six months ended 31 December 2014	South African Rand					
Corporate	Cooke	Beatrix	Kloof	Driefontein	**Group**		**Group**	Driefontein	Kloof	Beatrix	Cooke	Corporate
-	**147.6**	**217.5**	**353.1**	**374.5**	**1,092.7**	**Revenue**	**11,952.0**	**4,101.1**	**3,867.7**	**2,381.7**	**1,601.5**	**-**
-	124.4	202.9	327.4	345.4	**999.9**	Underground	**10,940.9**	3,781.4	3,585.6	2,221.3	1,348.4	-
-	23.2	14.8	25.7	29.1	**92.8**	Surface	**1,011.1**	319.7	282.1	160.4	253.1	-
-	**(133.8)**	**(147.8)**	**(215.4)**	**(232.0)**	**(729.0)**	**Operating costs**	**(7,971.0)**	**(2,541.8)**	**(2,357.8)**	**(1,619.8)**	**(1,451.6)**	**-**
-	(116.0)	(141.2)	(198.0)	(208.5)	**(663.7)**	Underground	**(7,257.3)**	(2,284.5)	(2,166.8)	(1,547.5)	(1,258.5)	-
-	(17.8)	(6.6)	(17.4)	(23.5)	**(65.3)**	Surface	**(713.7)**	(257.3)	(191.0)	(72.3)	(193.1)	-
-	**13.8**	**69.7**	**137.7**	**142.5**	**363.7**	**Operating profit**	**3,981.0**	**1,559.3**	**1,509.9**	**761.9**	**149.9**	**-**
-	**8.4**	**61.5**	**129.4**	**136.9**	**336.2**	Underground	**3,679.4**	**1,496.9**	**1,418.8**	**673.8**	**89.9**	**-**
-	**5.4**	**8.2**	**8.3**	**5.6**	**27.5**	Surface	**301.6**	**62.4**	**91.1**	**88.1**	**60.0**	**-**
(0.9)	(25.5)	(22.2)	(59.7)	(53.2)	**(161.5)**	Amortisation and depreciation	**(1,766.5)**	(582.2)	(654.5)	(242.8)	(276.9)	(10.1)
(0.9)	**(11.7)**	**47.5**	**78.0**	**89.3**	**202.2**	**Net operating profit**	**2,214.5**	**977.1**	**855.4**	**519.1**	**(127.0)**	**(10.1)**
2.0	1.1	1.2	2.0	2.3	**8.6**	Investment income	**94.5**	24.7	22.5	12.9	12.7	21.7
(1.4)	(4.8)	(2.1)	(6.3)	(7.4)	**(22.0)**	Finance expenses	**(240.1)**	(81.6)	(68.3)	(22.9)	(51.5)	(15.8)
(30.4)	(0.1)	(1.0)	(0.9)	(2.9)	**(35.3)**	Other costs	**(384.2)**	(31.6)	(11.0)	(11.2)	(1.6)	(328.8)
(11.0)	-	(2.1)	(2.7)	(3.3)	**(19.1)**	Share-based payments	**(209.7)**	(35.6)	(29.7)	(23.1)	-	(121.3)
-	(0.5)	(0.9)	-	-	**(1.4)**	Exploration costs	**(15.1)**	-	-	(9.4)	(5.1)	(0.6)
(3.9)	(1.7)	43.2	(14.0)	(0.6)	**23.0**	Non-recurring items	**243.5**	(8.9)	(151.9)	467.5	(17.9)	(45.3)
-	(0.7)	(4.3)	(8.1)	(8.4)	**(21.5)**	Royalties	**(235.3)**	(91.4)	(89.7)	(47.1)	(7.1)	-
3.7	-	(8.9)	(17.6)	(17.9)	**(40.7)**	Current taxation	**(445.2)**	(195.9)	(192.2)	(97.5)	-	40.4
1.3	1.0	(11.4)	4.8	(0.2)	**(4.5)**	Deferred taxation	**(48.7)**	(1.6)	51.9	(123.3)	9.4	14.9
(40.6)	**(17.4)**	**61.2**	**35.2**	**50.9**	**89.3**	**Profit for the period**	**974.2**	**555.2**	**387.0**	**665.0**	**(188.1)**	**(444.9)**
						Profit attributable to:						
(40.6)	(13.3)	61.2	35.2	50.9	**93.4**	Owners of Sibanye	**1,018.8**	555.2	387.0	665.0	(143.5)	(444.9)
-	(4.1)	-	-	-	**(4.1)**	Non-controlling interests	**(44.6)**	-	-	-	(44.6)	-
						Capital expenditure						
(7.6)	(18.5)	(28.5)	(62.1)	(57.7)	**(174.5)**	Total expenditure	**(1,905.1)**	(631.0)	(679.6)	(311.9)	(200.3)	(82.3)
(1.0)	(3.2)	(5.3)	(21.0)	(26.4)	**(56.0)**	Sustaining capital	**(620.0)**	(287.6)	(229.1)	(57.7)	(34.9)	(10.7)
-	(9.6)	(23.3)	(41.1)	(31.1)	**(105.3)**	Ore reserve development	**(1,152.3)**	(343.4)	(450.5)	(254.2)	(104.2)	-
(6.6)	(5.7)	-	-	-	**(12.3)**	Projects	**(132.8)**	-	-	-	(61.2)	(71.6)

The average exchange rate for the six months ended 31 December 2014 was R10.96/US$

Figures are in millions unless otherwise stated

United States Dollars						For the six months ended 30 June 2014	South African Rand					
Corporate	Cooke (1 month)	Beatrix	Kloof	Driefontein	**Group**		**Group**	Driefontein	Kloof	Beatrix	Cooke (1 month)	Corporate
-	**26.3**	**204.5**	**340.4**	**349.1**	**920.3**	**Revenue**	**9,828.5**	**3,728.3**	**3,635.1**	**2,184.6**	**280.5**	**-**
-	22.8	188.1	309.1	320.1	**840.1**	Underground	**8,972.0**	3,418.8	3,301.7	2,007.5	244.0	-
-	3.5	16.4	31.3	29.0	**80.2**	Surface	**856.5**	309.5	333.4	177.1	36.5	-
-	**(22.6)**	**(148.3)**	**(200.8)**	**(222.0)**	**(593.7)**	**Operating costs**	**(6,340.4)**	**(2,370.5)**	**(2,144.5)**	**(1,584.2)**	**(241.2)**	**-**
-	(19.4)	(140.9)	(179.8)	(200.7)	**(540.8)**	Underground	**(5,774.9)**	(2,143.1)	(1,920.2)	(1,504.6)	(207.0)	-
-	(3.2)	(7.4)	(21.0)	(21.3)	**(52.9)**	Surface	**(565.5)**	(227.4)	(224.3)	(79.6)	(34.2)	-
-	**3.7**	**56.2**	**139.6**	**127.1**	**326.6**	**Operating profit**	**3,488.1**	**1,357.8**	**1,490.6**	**600.4**	**39.3**	**-**
-	**3.4**	**47.2**	**129.3**	**119.4**	**299.3**	Underground	**3,197.1**	**1,275.7**	**1,381.5**	**502.9**	**37.0**	**-**
-	**0.3**	**9.0**	**10.3**	**7.7**	**27.3**	Surface	**291.0**	**82.1**	**109.1**	**97.5**	**2.3**	**-**
(1.5)	(3.0)	(21.1)	(62.5)	(51.2)	**(139.3)**	Amortisation and depreciation	**(1,488.2)**	(547.1)	(667.8)	(225.6)	(31.4)	(16.3)
(1.5)	**0.7**	**35.1**	**77.1**	**75.9**	**187.3**	**Net operating profit**	**1,999.9**	**810.7**	**822.8**	**374.8**	**7.9**	**(16.3)**
2.9	0.2	1.1	1.9	2.2	**8.3**	Investment income	**88.7**	23.6	20.2	11.6	2.0	31.3
-	(0.5)	(1.8)	(6.0)	(6.7)	**(15.0)**	Finance expenses	**(159.9)**	(71.2)	(64.3)	(18.9)	(5.0)	(0.5)
(18.8)	(0.4)	(4.2)	(4.3)	(5.1)	**(32.8)**	Other costs	**(351.5)**	(54.7)	(45.6)	(45.3)	(4.2)	(201.7)
(11.6)	-	(2.1)	(2.7)	(3.1)	**(19.5)**	Share-based payments	**(208.2)**	(33.5)	(28.5)	(22.8)	-	(123.4)
(20.8)	-	0.2	-	(8.2)	**(28.8)**	Non-recurring items	**(306.9)**	(86.2)	(0.1)	1.9	-	(222.5)
-	(0.1)	(3.3)	(8.0)	(6.9)	**(18.3)**	Royalties	**(195.2)**	(74.1)	(84.8)	(35.0)	(1.3)	-
(4.4)	-	(5.3)	(17.5)	(13.4)	**(40.6)**	Current taxation	**(434.0)**	(143.3)	(187.4)	(56.4)	-	(46.9)
6.8	0.1	(0.5)	1.8	1.1	**9.3**	Deferred taxation	**99.8**	11.4	19.4	(5.2)	0.9	73.3
(47.4)	**-**	**19.2**	**42.3**	**35.8**	**49.9**	**Profit for the period**	**532.7**	**382.7**	**451.7**	**204.7**	**0.3**	**(506.7)**
(47.4)	-	19.2	42.3	35.8	**49.9**	Owners of Sibanye	**532.7**	382.7	451.7	204.7	0.3	(506.7)
-	-	-	-	-	**-**	Non-controlling interests	**-**	-	-	-	-	-
(0.5)	(2.8)	(22.1)	(52.1)	(48.5)	**(126.0)**	Total expenditure	**(1,345.7)**	(517.9)	(555.9)	(236.1)	(29.6)	(6.2)
(0.5)	(1.6)	(4.1)	(11.9)	(16.6)	**(34.7)**	Sustaining capital	**(371.5)**	(177.7)	(126.6)	(44.2)	(16.8)	(6.2)
-	(1.2)	(18.0)	(40.2)	(31.9)	**(91.3)**	Ore reserve development	**(974.2)**	(340.2)	(429.3)	(191.9)	(12.8)	-

The average exchange rate for the six months ended 30 June 2014 was R10.68/US$.

Segment income statement (continued)

Figures are in millions unless otherwise stated

	United States Dollars				For the six months ended 31 December 2013	South African Rand				
Cor-porate	Beatrix	Kloof	Driefon-tein	Group		Group	Driefon-tein	Kloof	Beatrix	Cor-porate
-	233.9	338.9	433.8	1,006.6	Revenue	10,115.8	4,351.5	3,426.5	2,337.8	-
-	221.5	309.4	398.5	929.4	Underground	9,331.3	3,990.5	3,127.1	2,213.7	-
-	12.4	29.5	35.3	77.2	Surface	784.5	361.0	299.4	124.1	-
-	(155.3)	(207.4)	(245.3)	(607.9)	Operating costs	(6,123.8)	(2,473.0)	(2,089.8)	(1,561.0)	-
-	(148.0)	(189.6)	(222.3)	(559.8)	Underground	(5,639.1)	(2,240.6)	(1,910.8)	(1,487.7)	-
-	(7.3)	(17.8)	(23.0)	(48.1)	Surface	(484.7)	(232.4)	(179.0)	(73.3)	-
-	78.6	131.5	188.5	398.7	Operating profit	3,992.0	1,878.5	1,336.7	776.8	-
-	73.5	119.8	176.2	369.6	Underground	3,692.2	1,749.9	1,216.3	726.0	-
-	5.1	11.7	12.3	29.1	Surface	299.8	128.6	120.4	50.8	-
(1.2)	(23.7)	(63.1)	(83.5)	(171.5)	Amortisation and depreciation	(1,715.1)	(832.5)	(628.6)	(242.2)	(11.8)
(1.2)	54.9	68.4	105.0	227.2	Net operating profit	2,276.9	1,046.0	708.1	534.6	(11.8)
2.0	2.0	3.1	3.3	10.4	Investment income	102.5	32.8	30.6	19.6	19.5
(0.1)	(3.2)	(6.5)	(8.5)	(18.4)	Finance expenses	(187.2)	(87.0)	(67.2)	(31.9)	(1.1)
3.6	2.5	(3.0)	(2.4)	0.7	Other costs	(32.7)	(32.9)	(30.1)	(22.1)	52.5
(10.6)	(2.5)	(2.8)	(3.4)	(19.3)	Share-based payments	(190.9)	(33.8)	(28.0)	(24.3)	(104.8)
(8.7)	(0.5)	(2.8)	0.2	(11.8)	Non-recurring items	(130.8)	2.4	(31.5)	(5.2)	(96.6)
-	(5.7)	(6.7)	(12.6)	(24.9)	Royalties	(247.5)	(124.3)	(67.9)	(55.3)	-
(1.1)	(10.0)	(12.0)	(31.6)	(54.8)	Current taxation	(539.0)	(309.3)	(122.9)	(96.4)	(10.4)
4.2	10.6	6.6	14.9	36.3	Deferred taxation	357.4	143.5	61.7	113.0	39.2
(11.9)	48.1	44.4	64.8	145.4	Profit for the period	1,408.7	637.4	452.8	432.0	(113.5)
					Profit attributable to:					
(12.5)	48.1	44.4	64.8	144.8	Owners of Sibanye	1,402.4	637.4	452.8	432.0	(119.8)
0.6	-	-	-	0.6	Non-controlling interests	6.3	-	-	-	6.3
					Capital expenditure					
(2.1)	(22.1)	(64.8)	(56.0)	(145.0)	Total expenditure	(1,462.9)	(560.3)	(654.4)	(227.6)	(20.6)
(2.1)	(9.4)	(22.6)	(20.0)	(54.2)	Sustaining capital	(543.4)	(198.3)	(228.7)	(95.8)	(20.6)
-	(12.7)	(42.2)	(36.0)	(90.8)	Ore reserve development	(919.5)	(362.0)	(425.7)	(131.8)	-

The average exchange rate for the six months ended 31 December 2013 was R10.05/US$

Segmental operating and financial results

	United States Dollars					For the year ended 31 December 2014		South African Rand					
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	Group			Group	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
							Operating results						
-	3,672	4,546	4,653	5,364	**18,235**	000'tons	Ore milled	000'tons	**18,235**	5,364	4,653	4,546	3,672	-
-	893	2,571	1,983	2,497	**7,944**		Underground		**7,944**	2,497	1,983	2,571	893	-
-	2,779	1,975	2,670	2,867	**10,291**		Surface		**10,291**	2,867	2,670	1,975	2,779	-
-	1.17	2.28	3.66	3.31	**2.71**	g/t	Yield	g/t	**2.71**	3.31	3.66	2.28	1.17	-
-	4.16	3.74	7.89	6.54	**5.70**		Underground		**5.70**	6.54	7.89	3.74	4.16	-
-	0.21	0.38	0.52	0.49	**0.40**		Surface		**0.40**	0.49	0.52	0.38	0.21	-
-	138.4	332.9	547.8	570.2	**1,589.3**	000'ozs	Gold produced/sold	kg	**49,432**	17,735	17,038	10,354	4,305	-
-	119.6	308.7	503.3	525.0	**1,456.6**		Underground		**45,304**	16,329	15,653	9,603	3,719	-
-	18.8	24.2	44.5	45.2	**132.7**		Surface		**4,128**	1,406	1,385	751	586	-
-	1,257	1,268	1,266	1,269	**1,267**	$/oz	Gold price received	R/kg	**440,615**	441,466	440,357	441,018	437,166	-
-	1,136	902	780	814	**849**	$/oz	Total cash cost	R/kg	**295,246**	283,129	271,282	313,888	395,168	-
-	1,325	1,087	1,014	1,027	**1,080**	$/oz	All-in-cost	R/kg	**375,854**	357,333	352,624	378,008	461,045	-
-	(6)	14	20	19	**15**	%	All-in-cost margin	%	**15**	19	20	14	(6)	-
-	43	65	89	85	**73**	$/ton	Operating cost	R/ton	**785**	916	968	705	461	-
-	152	110	190	164	**152**		Underground		**1,641**	1,773	2,061	1,187	1,641	-
-	8	7	14	16	**11**		Surface		**124**	169	156	77	82	-
						US$'mil	**Financial results** R'mil							
-	173.9	422.0	693.5	723.6	**2,013.0**		Revenue		**21,780.5**	7,829.4	7,502.8	4,566.3	1,882.0	-
-	147.2	390.8	636.5	665.5	**1,840.0**		Underground		**19,908.7**	7,200.2	6,887.3	4,228.8	1,592.4	-
-	26.7	31.2	57.0	58.1	**173.0**		Surface		**1,871.8**	629.2	615.5	337.5	289.6	-
-	(156.4)	(296.1)	(416.2)	(454.0)	**(1,322.7)**		Operating costs		**(14,311.4)**	(4,912.3)	(4,502.3)	(3,204.0)	(1,692.8)	-
-	(135.4)	(282.1)	(377.8)	(409.2)	**(1,204.5)**		Underground		**(13,032.2)**	(4,427.6)	(4,087.0)	(3,052.1)	(1,465.5)	-
-	(21.0)	(14.0)	(38.4)	(44.8)	**(118.2)**		Surface		**(1,279.2)**	(484.7)	(415.3)	(151.9)	(227.3)	-
-	17.5	125.9	277.3	269.6	**690.3**		**Operating profit**		**7,469.1**	2,917.1	3,000.5	1,362.3	189.2	-
-	11.8	108.7	258.7	256.3	**635.5**		Underground		**6,876.5**	2,772.6	2,800.3	1,176.7	126.9	-
-	5.7	17.2	18.6	13.3	**54.8**		Surface		**592.6**	144.5	200.2	185.6	62.3	-
(2.4)	(28.5)	(43.3)	(122.2)	(104.4)	**(300.8)**		Amortisation and depreciation		**(3,254.7)**	(1,129.3)	(1,322.3)	(468.4)	(308.3)	(26.4)
(2.4)	(11.0)	82.6	155.1	165.2	**389.5**		**Net operating profit**		**4,214.4**	1,787.8	1,678.2	893.9	(119.1)	(26.4)
4.9	1.3	2.3	3.9	4.5	**16.9**		Investment income		**183.2**	48.3	42.7	24.5	14.7	53.0
(1.4)	(5.3)	(3.9)	(12.3)	(14.1)	**(37.0)**		Finance expenses		**(400.0)**	(152.8)	(132.6)	(41.8)	(56.5)	(16.3)
(49.2)	(0.5)	(5.2)	(5.2)	(8.0)	**(68.1)**		Other costs		**(735.7)**	(86.3)	(56.6)	(56.5)	(5.8)	(530.5)
(22.6)	-	(4.2)	(5.4)	(6.4)	**(38.6)**		Share-based payments		**(417.9)**	(69.1)	(58.2)	(45.9)	-	(244.7)
-	(0.5)	(0.9)	-	-	**(1.4)**		Exploration/feasibility costs		**(15.1)**	-	-	(9.4)	(5.1)	(0.6)
(24.7)	(1.7)	43.4	(14.0)	(8.8)	**(5.8)**		Non-recurring items		**(63.4)**	(95.1)	(152.0)	469.4	(17.9)	(267.8)
-	(0.8)	(7.6)	(16.1)	(15.3)	**(39.8)**		Royalties		**(430.5)**	(165.5)	(174.5)	(82.1)	(8.4)	-
(0.7)	-	(14.2)	(35.1)	(31.3)	**(81.3)**		Current taxation		**(879.2)**	(339.2)	(379.6)	(153.9)	-	(6.5)
8.1	1.1	(11.9)	6.6	0.9	**4.8**		Deferred taxation		**51.1**	9.8	71.3	(128.5)	10.3	88.2
(88.0)	(17.4)	80.4	77.5	86.7	**139.2**		**Profit for the period**		**1,506.9**	937.9	838.7	869.7	(187.8)	(951.6)
							Profit attributable to:							
(88.0)	(13.3)	80.4	77.5	86.7	**143.3**		Owners of Sibanye		**1,551.5**	937.9	838.7	869.7	(143.2)	(951.6)
-	(4.1)	-	-	-	**(4.1)**		Non-controlling interests		**(44.6)**	-	-	-	(44.6)	-
						US$'mil	**Capital expenditure** R'mil							
(8.2)	(21.2)	(50.6)	(114.2)	(106.2)	**(300.4)**		Total expenditure		**(3,250.8)**	(1,148.9)	(1,235.5)	(548.0)	(229.9)	(88.5)
(1.6)	(4.7)	(9.4)	(32.9)	(43.0)	**(91.6)**		Sustaining capital		**(991.5)**	(465.3)	(355.7)	(101.9)	(51.7)	(16.9)
-	(10.8)	(41.2)	(81.3)	(63.2)	**(196.5)**		Ore reserve development		**(2,126.5)**	(683.6)	(879.8)	(446.1)	(117.0)	-
(6.6)	(5.7)	-	-	-	**(12.3)**		Projects		**(132.8)**	-	-	-	(61.2)	(71.6)

The average exchange rate for the year ended 31 December 2014 was R10.82/US$.

Segmental operating and financial results (continued)

United States Dollars					For the year ended 31 December 2013			South African Rand				
Corporate	Beatrix	Kloof	Driefontein	Group				Group	Driefontein	Kloof	Beatrix	Corporate
						Operating results						
-	4,091	4,223	5,310	**13,624**	000'tons	Ore milled	000'tons	**13,624**	5,310	4,223	4,091	-
-	2,371	1,898	2,527	**6,796**		Underground		**6,796**	2,527	1,898	2,371	-
-	1,720	2,325	2,783	**6,828**		Surface		**6,828**	2,783	2,325	1,720	-
-	2.38	3.78	3.54	**3.26**	g/t	Yield	g/t	**3.26**	3.54	3.78	2.38	-
-	3.88	7.66	6.70	**6.01**		Underground		**6.01**	6.70	7.66	3.88	-
-	0.31	0.62	0.66	**0.56**		Surface		**0.56**	0.66	0.62	0.31	-
-	312.6	513.7	603.6	**1,429.9**	000'oz	Gold produced/ sold	kg	**44,474**	18,775	15,977	9,722	-
-	295.6	467.3	544.2	**1,307.1**		Underground		**40,655**	16,927	14,533	9,195	-
-	17.0	46.4	59.4	**122.8**		Surface		**3,819**	1,848	1,444	527	-
-	1,404	1,410	1,409	**1,408**	$/oz	Gold price received	R/kg	**434,663**	434,764	435,276	433,460	-
-	993	847	862	**885**	$/oz	Total cash cost	R/kg	**273,281**	265,997	261,570	306,593	-
-	1,222	1,147	1,078	**1,148**	$/oz	All-in-cost	R/kg	**354,376**	332,660	353,884	377,206	-
-	13	19	23	**18**	%	All-in-cost margin	%	**18**	23	19	13	-
-	76	101	96	**92**	$/ton	Operating cost	R/ton	**879**	919	971	731	-
-	125	206	182	**169**		Underground		**1,623**	1,750	1,982	1,201	-
-	9	15	17	**14**		Surface		**138**	165	146	84	-
					US$'mil	**Financial results**	R'mil					
-	**439.0**	**724.4**	**850.3**	**2,013.7**		**Revenue**		**19,331.2**	**8,162.7**	**6,954.4**	**4,214.1**	-
-	415.2	658.7	766.1	**1,840.0**		Underground		**17,663.6**	7,354.6	6,323.4	3,985.6	-
-	23.8	65.7	84.2	**173.7**		Surface		**1,667.6**	808.1	631.0	228.5	-
-	(311.6)	(427.2)	(508.4)	**(1,247.2)**		**Operating costs**		**(11,973.3)**	(4,881.2)	(4,100.7)	(2,991.4)	-
-	(296.5)	(391.9)	(460.6)	**(1,149.0)**		Underground		**(11,030.5)**	(4,421.9)	(3,762.1)	(2,846.5)	-
-	(15.1)	(35.3)	(47.8)	**(98.2)**		Surface		**(942.8)**	(459.3)	(338.6)	(144.9)	-
-	**127.4**	**297.2**	**341.9**	**766.5**		**Operating profit**		**7,357.9**	**3,281.5**	**2,853.7**	**1,222.7**	-
-	**118.7**	**266.8**	**305.5**	**691.0**		Underground		**6,633.1**	**2,932.7**	**2,561.3**	**1,139.1**	-
-	**8.7**	**30.4**	**36.4**	**75.5**		Surface		**724.8**	**348.8**	**292.4**	**83.6**	-
(2.2)	(55.0)	(114.2)	(151.9)	**(323.3)**	Amortisation and depreciation			**(3,103.9)**	(1,458.0)	(1,096.5)	(528.1)	(21.3)
(2.2)	**72.4**	**183.0**	**190.0**	**443.2**	**Net operating profit**			**4,254.0**	**1,823.5**	**1,757.2**	**694.6**	**(21.3)**
3.2	2.9	4.9	5.7	**16.7**	Investment income			**160.3**	55.0	47.4	27.5	30.4
(0.3)	(7.6)	(15.8)	(20.1)	**(43.8)**	Finance expenses			**(420.3)**	(193.6)	(152.3)	(72.8)	(1.6)
15.8	-	(7.3)	(6.9)	**1.6**	Other costs			**(24.7)**	(67.0)	(70.5)	(40.4)	153.2
(16.2)	(4.4)	(4.9)	(6.4)	**(31.9)**	Share-based payments			**(305.8)**	(61.1)	(47.2)	(41.8)	(155.7)
(11.3)	(98.0)	(13.1)	(16.6)	**(139.0)**	Non-recurring items			**(1,294.4)**	(159.5)	(125.6)	(900.1)	(109.2)
-	(7.2)	(15.3)	(20.7)	**(43.2)**	Royalties			**(414.6)**	(198.3)	(147.1)	(69.2)	-
(1.2)	(10.1)	(28.5)	(44.6)	**(84.4)**	Current taxation			**(809.8)**	(427.7)	(273.5)	(97.5)	(11.1)
2.7	35.0	1.9	18.1	**57.7**	Deferred taxation			**553.6**	174.0	18.3	336.3	25.0
(9.5)	**(17.0)**	**104.9**	**98.5**	**176.9**	**Profit for the period**			**1,698.3**	**945.3**	**1,006.7**	**(163.4)**	**(90.3)**
					Profit attributable to:							
(10.1)	(17.0)	104.9	98.5	**176.3**	Owners of Sibanye			**1,692.4**	945.3	1,006.7	(163.4)	(96.2)
0.6	-	-	-	**0.6**	Non-controlling interests			**5.9**	-	-	-	5.9
					US$'mil	**Capital expenditure**	R'mil					
(3.9)	(55.9)	(135.8)	(106.6)	**(302.2)**		Total expenditure		**(2,901.5)**	(1,023.0)	(1,303.6)	(537.0)	(37.9)
(3.9)	(20.9)	(47.9)	(33.4)	**(106.1)**		Sustaining capital		**(1,018.5)**	(320.2)	(459.8)	(200.6)	(37.9)
-	(35.0)	(87.9)	(73.2)	**(196.1)**		Ore reserve development		**(1,883.0)**	(702.8)	(843.8)	(336.4)	-

The average exchange rate for the year ended 31 December 2013 was R9.60/US$.

Cost benchmarks for the six months ended 31 December 2014, compared with the six months ended 30 June 2014 and the six months ended 31 December 2013

Figures are in South African rand millions unless otherwise stated

		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost[1]	Dec 2014	7,971.0	2,541.8	2,375.8	1,619.8	1,451.6	-
	Jun 2014	6,340.4	2,370.5	2,144.5	1,584.2	241.2	-
	Dec 2013	6,123.8	2,473.0	2,089.8	1,561.0	-	-
Less: General and admin	Dec 2014	(60.0)	(23.1)	(22.8)	(14.1)	-	-
	Jun 2014	(87.3)	(33.4)	(31.9)	(22.0)	-	-
	Dec 2013	(117.4)	(39.1)	(27.5)	(50.8)	-	-
Plus: Royalty	Dec 2014	235.3	91.4	89.7	47.1	7.1	-
	Jun 2014	195.2	74.1	84.8	35.0	1.3	-
	Dec 2013	247.5	124.3	67.9	35.0	-	-
Total cash cost[2]	Dec 2014	8,146.3	2,610.1	2,424.7	1,652.8	1,458.7	-
	Jun 2014	6,448.3	2,411.2	2,197.4	1,597.2	242.5	-
	Dec 2013	6,253.9	2,558.2	2,130.2	1,565.5	-	-
Plus: General and admin	Dec 2014	60.0	23.1	22.8	14.1	-	-
	Jun 2014	87.3	33.4	31.9	22.0	-	-
	Dec 2013	117.4	39.1	27.5	50.8	-	-
Community costs	Dec 2014	23.8	8.2	6.5	9.9	(0.8)	-
	Jun 2014	13.8	4.5	4.6	3.9	0.8	-
	Dec 2013	11.6	5.1	2.9	3.6	-	-
Share based payments[3]	Dec 2014	209.7	35.6	29.7	23.1	-	121.3
	Jun 2014	208.2	33.5	28.5	22.8	-	123.4
	Dec 2013	190.9	33.8	28.0	24.3	-	104.8
Rehabilitation	Dec 2014	90.2	19.6	16.6	9.5	44.5	-
	Jun 2014	48.2	19.2	16.8	8.1	4.1	-
	Dec 2013	77.2	39.6	25.0	12.6	-	-
Ore reserve development	Dec 2014	1,152.3	343.4	450.5	254.2	104.2	-
	Jun 2014	974.2	340.2	429.3	191.9	12.8	-
	Dec 2013	919.5	362.0	425.7	131.8	-	-
Sustaining capital expenditure	Dec 2014	609.3	287.6	229.1	57.7	34.9	-
	Jun 2014	365.3	177.7	126.6	44.2	16.8	-
	Dec 2013	543.4	198.3	228.7	95.8	-	20.6
Less: By-product credit	Dec 2014	(12.2)	(5.2)	(3.6)	(3.4)	-	-
	Jun 2014	(11.7)	(4.8)	(3.4)	(3.5)	-	-
	Dec 2013	(9.0)	(4.2)	(2.6)	(2.2)	-	-
Total All-in sustaining cost[4]	Dec 2014	10,279.4	3,322.4	3,176.3	2,017.9	1,641.5	121.3
	Jun 2014	8,133.6	3,014.9	2,831.7	1,886.6	277.0	123.4
	Dec 2013	8,104.9	3,231.9	2,865.4	1,882.2	-	125.4
Plus: Corporate cost and growth capital expenditure	Dec 2014	160.0	-	-	9.4	66.3	84.3
	Jun 2014	6.2	-	-	-	-	6.2
	Dec 2013	-	-	-	-	-	-
Total All-in cost[5]	Dec 2014	10,439.4	3,322.4	3,176.3	2,027.3	1,707.8	205.6
	Jun 2014	8,139.8	3,014.9	2,831.7	1,886.6	277.0	129.6
	Dec 2013	8,104.9	3,231.9	2,865.4	1,882.2	-	125.4
Gold sold kg	Dec 2014	27,289	9,353	8,831	5,443	3,662	-
	Jun 2014	22,143	8,382	8,207	4,911	643	-
	Dec 2013	24,061	10,343	8,159	5,559	-	-
000'ozs	Dec 2014	877.4	300.7	283.9	175.0	117.7	-
	Jun 2014	711.9	269.5	263.9	157.9	20.7	-
	Dec 2013	773.6	332.5	262.3	178.7	-	-
Total cash cost R/kg	Dec 2014	298,520	279,066	274,567	303,656	398,334	-
	Jun 2014	291,212	287,664	267,747	325,229	377,138	-
	Dec 2013	259,919	247,336	261,086	281,615	-	-
US$/oz	Dec 2014	847	792	779	862	1,130	-
	Jun 2014	848	838	780	947	1,098	-
	Dec 2013	804	765	808	872	-	-
All-in sustaining cost R/kg	Dec 2014	376,687	355,223	359,676	370,733	448,252	-
	Jun 2014	367,322	359,687	345,035	384,158	430,793	-
	Dec 2013	336,848	312,472	351,195	338,586	-	-
US$/oz	Dec 2014	1,069	1,008	1,021	1,052	1,272	-
	Jun 2014	1,070	1,048	1,005	1,119	1,255	-
	Dec 2013	1,043	967	1,087	1,048	-	-
All-in cost R/kg	Dec 2014	382,550	355,223	359,676	372,460	466,357	-
	Jun 2014	367,601	359,687	345,035	384,158	430,793	-
	Dec 2013	336,848	312,472	351,195	338,586	-	-
US$/oz	Dec 2014	1,086	1,008	1,021	1,057	1,323	-
	Jun 2014	1,071	1,048	1,005	1,119	1,255	-
	Dec 2013	1,043	967	1,087	1,048	-	-

DEFINITIONS

Total cash cost are calculated in accordance with the Gold Institute Industry standard.
[1] Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.
[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council guidance.
[1] Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
[3] Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.
[4] Total All-in sustaining costs – includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
[5] Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

Cost benchmarks for the year ended 31 December 2014 compared with the year ended 31 December 2013

Figures are in South African rand millions unless otherwise stated

		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost[1]	Dec 2014	14,311.4	4,912.3	4,502.3	3,204.0	1,692.8	-
	Dec 2013	11,973.3	4,881.2	4,100.7	2,991.4	-	-
Less: General and admin	Dec 2014	(147.3)	(56.5)	(54.7)	(36.1)	-	-
	Dec 2013	(234.0)	(85.4)	(68.7)	(79.9)	-	-
Plus: Royalty	Dec 2014	430.5	165.5	174.5	82.1	8.4	-
	Dec 2013	414.6	198.3	147.1	69.2	-	-
Total cash cost[2]	Dec 2014	14,594.6	5,021.3	4,622.1	3,250.0	1,701.2	-
	Dec 2013	12,153.9	4,994.1	4,179.1	2,980.7	-	-
Plus: General and admin	Dec 2014	147.3	56.5	54.7	36.1	-	-
	Dec 2013	234.0	85.4	68.7	79.9	-	-
Community costs	Dec 2014	37.6	12.7	11.1	13.8	-	-
	Dec 2013	23.8	8.5	7.8	7.5	-	-
Share based payments[3]	Dec 2014	417.9	69.1	58.2	45.9	-	244.7
	Dec 2013	305.8	61.1	47.2	41.8	-	155.7
Rehabilitation	Dec 2014	138.4	38.8	33.4	17.6	48.6	-
	Dec 2013	164.6	83.7	54.3	26.6	-	-
Ore reserve development	Dec 2014	2,126.5	683.6	879.8	446.1	117.0	-
	Dec 2013	1,883.0	702.8	843.8	336.4	-	-
Sustaining capital expenditure	Dec 2014	974.6	465.3	355.7	101.9	51.7	-
	Dec 2013	1,018.5	320.2	459.8	200.6	-	37.9
Less: By-product credit	Dec 2014	(23.9)	(10.0)	(7.0)	(6.9)	-	-
	Dec 2013	(23.1)	(10.1)	(6.7)	(6.3)	-	-
Total All-in sustaining cost[4]	Dec 2014	18,413.0	6,337.3	6,008.0	3,904.5	1,918.5	244.7
	Dec 2013	15,760.5	6,245.7	5,654.0	3,667.2	-	193.6
Plus: Group exploration and other	Dec 2014	16.5	-	-	9.4	5.1	2.0
	Dec 2013	-	-	-	-	-	-
Corporate cost and growth capital expenditure	Dec 2014	149.7	-	-	-	61.2	88.5
	Dec 2013	-	-	-	-	-	-
Total All-in cost[5]	Dec 2014	18,579.2	6,337.3	6,008.0	3,913.9	1,984.8	335.2
	Dec 2013	15,760.5	6,245.7	5,654.0	3,667.2	-	193.6
Gold sold	Kg	Dec 2014	49,432	17,735	17,038	10,354	4,305	-
		Dec 2013	44,474	18,775	15,977	9,722	-	-
	000'ozs	Dec 2014	1,589.3	570.2	547.8	332.9	138.4	-
		Dec 2013	1,429.9	603.6	513.7	312.6	-	-
Total cash cost	R/kg	Dec 2014	295,246	283,129	271,282	313,888	395,168	-
		Dec 2013	273,281	265,997	261,570	306,593	-	-
	US$/oz	Dec 2014	849	814	780	902	1,136	-
		Dec 2013	885	862	847	993	-	-
All-in sustaining cost	R/kg	Dec 2014	372,492	357,333	352,624	377,101	445,645	-
		Dec 2013	354,376	332,660	353,884	377,206	-	-
	US$/oz	Dec 2014	1,071	1,027	1,014	1,084	1,281	-
		Dec 2013	1,148	1,078	1,147	1,222	-	-
All-in cost	R/kg	Dec 2014	375,854	357,333	352,624	378,008	461,045	-
		Dec 2013	354,376	332,660	353,884	377,206	-	-
	US$/oz	Dec 2014	1,080	1,027	1,014	1,087	1,325	-
		Dec 2013	1,148	1,078	1,147	1,222	-	-

Salient features and cost benchmarks for the quarters ended 31 December 2014 and 30 September 2014

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	Dec 2014	5,401	2,304	3,097	656	790	539	542	718	478	391	1,287
		Sept 2014	5,051	2,228	2,823	697	732	495	573	657	438	379	1,080
Yield	g/t	Dec 2014	2.61	5.60	0.38	6.36	0.50	8.15	0.61	3.66	0.39	4.36	0.21
		Sept 2014	2.62	5.46	0.37	6.40	0.44	7.68	0.54	3.74	0.39	3.76	0.22
Gold produced/sold	kg	Dec 2014	14,079	12,901	1,178	4,170	396	4,395	328	2,631	188	1,705	266
		Sept 2014	13,210	12,173	1,037	4,464	323	3,800	308	2,454	170	1,455	236
	000'oz	Dec 2014	452.7	414.8	37.9	134.1	12.7	141.3	10.6	84.6	6.0	54.8	8.6
		Sept 2014	424.7	391.4	33.3	143.5	10.4	122.2	9.9	78.9	5.5	46.8	7.6
Gold price received	R/kg	Dec 2014	433,973			433,990		433,856		433,877		434,348	
		Sept 2014	442,255			442,762		442,697		441,540		440,804	
	US$/oz	Dec 2014	1,205			1,205		1,205		1,205		1,206	
		Sept 2014	1,283			1,285		1,284		1,281		1,279	
Operating cost	R/ton	Dec 2014	725	1,554	108	1,693	161	2,013	156	1,057	75	1,602	67
		Sept 2014	803	1,652	133	1,684	178	2,186	186	1,201	83	1,668	99
Total cash cost	R/kg	Dec 2014	285,006			279,019		255,177		289,926		363,318	
		Sept 2014	312,922			279,110		296,860		318,407		439,030	
	US$/oz	Dec 2014	791			775		709		805		1,009	
		Sept 2014	908			810		861		924		1,274	
Operating margin	%	Dec 2014	36	36	35	39	26	43	41	34	56	15	26
		Sept 2014	31	32	17	41	9	36	22	27	51	-	7
All-in sustaining cost	R/kg	Dec 2014	365,076			357,030		343,468		362,221		412,227	
		Sept 2014	384,777			353,449		378,311		379,878		497,575	
	US$/oz	Dec 2014	1,014			992		954		1,006		1,145	
		Sept 2014	1,116			1,026		1,098		1,102		1,444	
All-in cost	R/kg	Dec 2014	373,365			357,030		343,468		365,555		439,371	
		Sept 2014	392,339			353,499		378,311		379,878		497,575	
	US$/oz	Dec 2014	1,037			992		954		1,015		1,220	
		Sept 2014	1,138			1,026		1,098		1,102		1,440	
All-in cost margin	%	Dec 2014	14			18		21		16		(1)	
		Sept 2014	11			20		15		14		(13)	
Ore reserve development	R'mil	Dec 2014	588.2			171.2		227.0		139.2		50.8	
		Sept 2014	564.1			172.2		223.5		115.0		53.4	
Sustaining capital		Dec 2014	381.6			156.6		162.3		41.8		15.7	
		Sept 2014	238.4			131.0		66.8		15.9		19.2	
Corporate and project expenditure#		Dec 2014	95.0			-		-		-		48.4	
		Sept 2014	37.8			-		-		-		12.8	
Total capital expenditure	R'mil	Dec 2014	1,064.8			327.8		389.3		181.0		114.9	
		Sept 2014	840.3			303.2		290.3		130.9		85.4	
Total capital expenditure	US$'mil	Dec 2014	90.4			29.4		35.0		16.3		2.3	
		Sept 2014	78.5			28.3		27.1		12.2		8.0	

The average exchange rate for the quarters ended 31 December 2014 and 30 September 2014 were R11.20/US$ and R10.72/US$ respectively.

 # Included in the Group corporate and project expenditure is pre-development expenditure at Burnstone of R46.6 million (US$4.2 million) and R25.0 million (US$2.3 million) for the quarters ended 31 December 2014 and 30 September 2014 respectively, and corporate expenditure of R5.2 million (US$0.5 million) and R5.5 million (US$0.5 million) respectively.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 31 December 2014			Quarter ended 30 September 2014			Year ended 31 December 2014		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Total advanced	(m)	2,251	1,045	1,241	2,749	884	1,259	9,627	3,533	4,216
Advanced on-reef	(m)	458	311	184	477	422	345	1,789	1,301	850
Channel width	(cm)	79	40	72	114	28	58	103	38	59
Average value	(g/t)	21.9	14.1	25.1	17.6	19.1	25.4	18.6	14.9	28.7
	(cm.g/t)	1,733	563	1,805	2,002	539	1,472	1,903	563	1,694

Kloof		Quarter ended 31 December 2014				Quarter ended 30 September 2014				Year ended 31 December 2014			
	Reef	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Total Advanced	(m)	3,130	821	877	204	3,026	626	947	62	12,131	2,558	3,556	498
Advanced on-reef	(m)	551	235	145	164	470	214	238	47	2,048	731	783	427
Channel width	(cm)	109	165	121	161	127	159	77	173	117	161	82	116
Average value	(g/t)	21.5	5.0	8.5	5.3	16.7	5.4	13.4	3.4	19.4	8.3	11.8	5.3
	(cm.g/t)	2,343	817	1,034	847	2,116	855	1,031	590	2,278	1,325	971	610

Beatrix		Quarter ended 31 December 2014		Quarter ended 30 September 2014		Year ended 31 December 2014	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Total advanced	(m)	4,562	1,328	3,995	1,028	15,980	3,753
Advanced on-reef	(m)	1,244	335	1,451	298	4,915	1,205
Channel width	(cm)	128	115	103	129	116	128
Average value	(g/t)	7.7	13.2	8.9	12.5	7.7	12.7
	(cm.g/t)	990	1,511	924	1,621	890	1,623

Cooke		Quarter ended 31 December 2014				Quarter ended 30 September 2014				7 Months ended 31 December 2014			
	Reef	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs
Total advanced	(m)	675	3,495	41	329	521	2,882	20	278	1,376	7,336	72	724
Advanced on-reef	(m)	306	1,441	22	181	194	1,288	20	160	565	3,275	53	402
Channel width	(cm)	37	135	237	132	66	120	232	92	52	131	234	136
Average value	(g/t)	10.5	9.3	2.1	7.2	7.9	5.5	11.2	6.1	8.6	7.7	6.6	6.9
	(cm.g/t)	390	1,260	501	956	524	665	2,596	555	452	1,009	1,549	941

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
Tel: +27 83 453 4014
      +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the
Republic of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors:
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan*
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
Cain Farrel (Company
Secretary)
*Independent Non-
Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries**
London
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside, London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

**Transfer Secretaries
United Kingdom**
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus
 network extras, lines are open
 8.30am – 5pm Mon-Fri] or
 [from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com

**Transfer Secretaries
South Africa**
Computershare Investor
Services (Proprietary)
Limited Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

MINERAL RESOURCES AND MINERAL RESERVES

The lead Competent Person designated in terms of SAMREC, who take responsibility for the consolidation and reporting of Sibanye Gold's Mineral Resources and Mineral Reserves and of the overall regulatory compliance of these figures is Mr. Gerhard Janse van Vuuren, who gave his consent for the disclosure of the C2015 Mineral Resource and Mineral Reserve Statement. Mr Janse van Vuuren [BTech (MRM), GDE (Mining Eng.), MBA and MSCoC] is registered with Plato (PMS No 243) and has 27 years' experience relative to the type and style of mineral deposit under consideration. He is the current Vice President: Mine Planning and Mineral Resource Management and is a full time employee of Sibanye Gold. Mr. van Vuuren consents to the inclusion of all information in this release relating to mineral resources and mineral reserves in the form in which it appears.

The respective business unit based Mineral Resource Managers, relevant project managers and the respective Mineral Resource Management discipline heads have been designated as the Competent Persons in terms of SAMREC and take responsibility for the reporting of Mineral Resources and Mineral Reserves for their respective area(s) of responsibility. Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve declaration is incorporated in the Mineral Resources and Mineral Reserves Supplement that will be published in conjunction with the 2014 Sibanye Gold Integrated Report.

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 19, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer